
03056046

POWER HOUSE


MGM MIRAGE
ANNUAL
REPORT
2002
Las Vegas, NV USA

FINANCIAL HIGHLIGHTS

For the Years Ended December 31	2002	2001	2000	1999	1998
Net revenues	$ 4,031,295	$ 3,972,802	$ 3,083,420	$ 1,330,853	$ 703,975
Operating income	766,761	627,902	537,716	209,868	131,574
Income before extraordinary item and cumulative effect of change in accounting principle	292,763	170,593	166,160	95,124	68,948
Net income	292,435	169,815	160,744	86,058	68,948
Basic earnings per share					
Income before extraordinary item and cumulative effect of change in accounting principle	$ 1.85	$ 1.07	$ 1.15	$ 0.82	$ 0.62
Extraordinary item—loss on early retirements of debt, net of income tax benefit		—	(0.04)	(0.01)	—
Cumulative effect of change in accounting principle—preopening costs, net of income tax benefit		—	—	(0.07)	—
Net income per share	$ 1.85	$ 1.07	$ 1.11	$ 0.74	$ 0.62
Weighted average number of shares	157,809	158,771	145,300	116,580	111,356
Diluted earnings per share					
Income before extraordinary item and cumulative effect of change in accounting principle	$ 1.83	$ 1.06	$ 1.13	$ 0.80	$ 0.61
Extraordinary item—loss on early retirements of debt, net of income tax benefit		—	(0.04)	(0.01)	—
Cumulative effect of change in accounting principle—preopening costs, net of income tax benefit		—	—	(0.07)	—
Net income per share	$ 1.83	$ 1.06	$ 1.09	$ 0.72	$ 0.61
Weighted average number of shares	159,940	160,822	147,901	120,086	112,684
Cash dividends per share(1)	$	$ —	$ 0.10	$ —	$ —
At year-end					
Total assets	$10,504,985	$10,497,443	$10,734,601	$ 2,743,454	$ 1,745,030
Total debt, including capital leases	5,222,195	5,465,608	5,880,819	1,330,206	545,049
Stockholders' equity	2,664,144	2,510,700	2,382,445	1,023,201	948,231
Stockholders' equity per share	$ 17.24	$ 15.95	$ 14.97	$ 8.98	$ 9.11
Number of shares outstanding	154,574	157,396	159,130	113,880	104,066

The selected financial data above includes information for MGM Grand Las Vegas, which commenced operations in 1993, New York-New York, which commenced operations in 1997 and was 50% owned until March 1, 1999 when the Company acquired the remaining 50%, the Primm Valley Resorts, which were acquired on March 1, 1999, MGM Grand Australia, which was acquired in 1995, MGM Grand South Africa, which managed casinos in the Republic of South Africa from October 1997 through May 2002, MGM Grand Detroit, which commenced operations on July 29, 1999 and the Mirage properties, which were acquired on May 31, 2000.

(1) On December 13, 1999 the Board of Directors approved an initial quarterly cash dividend of $0.10 per share to stockholders of record on February 10, 2000. The dividend was paid on March 1, 2000. As a result of the acquisition of Mirage Resorts, Incorporated, we announced on April 19, 2000 that the quarterly dividend policy was discontinued.



$1000
$2000
$3000
$4000
$5000
$3083
$3973
$4,031
2000
2001
2002
NET REVENUE
($Millions)



$200
$400
$600
$800
$538
$628
$767
2000
2001
2002
OPERATING INCOME
($Millions)



$100
$150
$200
$250
$300
$170
$161
$292
2000
2001
2002
NET INCOME
($Millions)

POWER ON

TO OUR SHAREHOLDERS

When we combined MGM Grand, Inc. and Mirage Resorts in May 2000 we knew this was the creation of a powerhouse organization: the best people with the best properties in a dynamic industry.



J. Terrence Lanni
Chairman & Chief Executive Officer









In 2002, we posted record revenues and earnings.

POWERHOUSE

Looking back on the second anniversary of the merger, it's clear the integration of these companies produced exactly the result we were aiming for: a streamlined powerhouse that, in good times and bad, will deliver on the promise of enhanced opportunities for employees and business partners as well as robust returns for shareholders.

Even though the year began in an environment of uncertainty, MGM MIRAGE had a vibrant 12 months, setting records in virtually every major financial and performance category. In 2002, we posted both record revenues and earnings, enabling us to improve our balance sheet through debt reduction, while still reinvesting substantially in our resorts and repurchasing our common stock.

2002 also ushered in an explosion in travel industry e-commerce, and MGM MIRAGE was positioned to capitalize on this significant change in consumer behavior. Information technology may not be the most glamorous segment of our business, but done well, it can have a profound impact on financial results. Year-over-year, MGM MIRAGE properties posted, collectively, a 38 percent gain in Internet bookings.

Another important component of our strategy is to stay a few steps ahead of consumer demand, and to that end, MGM MIRAGE marked more "firsts" for the industry. By this summer, all major company properties will have converted to Ticket-In Ticket-Out gaming technology that our customers have strongly indicated they prefer over handling cash. This dovetails well with our new Players Club which has the competitive advantage of allowing our customers to "trade-up", if you will, to redeem points at any of our resorts.

MGM MIRAGE also embarked upon an ambitious new development strategy. The multi-faceted approach includes construction of a new spa tower at Bellagio as well as the creation of two new production shows and buzz-generating new restaurants and nightclubs at several of our properties. The company is also aggressively

POWERFUL HIGHLIGHTS OF 2002

IN 2002, YOUR COMPANY POSTED THESE POWERFUL RESULTS:

- RECORD SETTING NET REVENUE OF OVER $4.0 BILLION FOR THE YEAR;
- RECORD SETTING EPS OF $1.83, UP 73% FROM 2001;
- REDUCED DEBT BY $314 MILLION, INCLUDING THE COMPANY'S $44 MILLION SHARE OF DEBT REPAID BY MONTE CARLO;
- REPURCHASED 6.4 MILLION SHARES OF COMPANY COMMON STOCK FOR $208 MILLION;
- INVESTED $295 MILLION OF CAPITAL IN THE COMPANY'S PROPERTIES AND FOR DEVELOPMENT AND EXPANSION PROJECTS;
- ENTERED INTO A REVISED DEVELOPMENT AGREEMENT WITH THE CITY OF DETROIT FOR DEVELOPMENT OF A PERMANENT CASINO COMPLEX;
- COMPLETED THE SALE OF THE COMPANY'S SOUTH AFRICA INTERESTS;
- IMPLEMENTED SEVERAL TECHNOLOGICAL INITIATIVES DESIGNED TO ENHANCE BOTH REVENUES AND THE COMPANY'S INDUSTRY-LEADING COST STRUCTURE, INCLUDING PLAYERS CLUB AND IGT'S EZ-PAY(TM);
- ANNOUNCED TWO AGREEMENTS WITH CIRQUE DU SOLEIL FOR NEW SHOWS AT NEW YORK-NEW YORK AND MGM GRAND LAS VEGAS;
- ANNOUNCED A $375 MILLION EXPANSION PROGRAM AT BELLAGIO, INCLUDING A 928-ROOM SPA TOWER AND ENHANCED AND EXPANDED SPA, RETAIL, RESTAURANT AND CONFERENCE OFFERINGS.

pursuing new jurisdiction opportunities as they develop in the northeastern United States and abroad.

This all occurred in a year that began with tremendous uncertainty, as the effects of the September 11 attacks still hung over the travel industry. We are most pleased to report that our business levels returned to almost normal during 2002, though we continue to work hard to enhance revenues in all areas and at all of our resorts. These improved business levels also allowed us to strengthen our most important asset-our people-as we re-hired a substantial number of employees previously affected by our response to the September 11 attacks.

POWER SHARING

One of the hallmarks of any successful organization is its ability to empower others. Working closely with our financial and creative partners, we built or made plans to develop several important assets to provide a path for future earnings growth.

With our colleagues at Boyd Gaming, work progressed nicely on Borgata, the first resort hotel to open in Atlantic City in more than 13 years. We fully expect the $1 billion Borgata will up the ante in Atlantic City when it opens this summer.

MGM MIRAGE has also benefited from numerous relationships with entertainment superstars who provide definition and personality to our resorts. The formula for successful entertainment is impossible to duplicate.


Borgata

MGM MIRAGE has the great fortune of long-lasting partnerships with superstars such as Siegfried and Roy who in 2002 celebrated their 12th anniversary of unsurpassed supremacy on the Las Vegas Strip.

In 2002, we also laid plans for the next generation of developments with our partner of many years, Cirque du Soleil. Both New York-New York and MGM Grand will debut new





MIRAGE

OUR COMMITMENT TO DIVERSITY



WHEN MGM MIRAGE LAUNCHED THE GAMING INDUSTRY'S FIRST VOLUNTARY DIVERSITY INITIATIVE IN 2000, WE COMMITTED TO GREATER EFFORTS TO PURSUE DIVERSITY AS A MORAL AND BUSINESS IMPERATIVE IN ALL ASPECTS OF OUR COMPANY'S OPERATIONS. WE ALSO PLEDGED WE WOULD BE ACCOUNTABLE AND REPORT ON OUR PROGRESS.

WE ARE PROUD TO REPORT DEMONSTRABLE ADVANCEMENTS IN THE STRATEGIC AREAS OF EMPLOYMENT, PROCUREMENT, CONSTRUCTION, PHILANTHROPY, MARKETING AND SALES, ADVERTISING AND COMMUNITY RELATIONS. WE COMMEND OUR EMPLOYEES FOR THESE LAUDABLE GAINS. AS A DECLARATION OF ITS COMMITMENT TO DIVERSITY, IN 2002 THE MGM MIRAGE BOARD OF DIRECTORS CREATED A DIVERSITY COMMITTEE. THE COMMITTEE'S PURPOSE IS TO ASSIST THE BOARD IN GUIDING THE DIVERSITY INITIATIVE AS A STRATEGIC BUSINESS IMPERATIVE, ENGAGING ALL ASPECTS OF THE COMPANY'S OPERATIONS.

MGM MIRAGE'S COMMITMENT TO EXPANDING THE DIVERSITY INITIATIVE IS FOCUSED ON CREATING A CULTURE THAT REFLECTS DIVERSITY AS A CORE VALUE: DIVERSITY IS WHO WE ARE, NOT JUST WHAT WE DO. WE BELIEVE THAT BY FOSTERING DIVERSITY IN OUR EMPLOYEES AND MANAGEMENT, WE WILL ACHIEVE THE GREATEST TANGIBLE BUSINESS RESULTS.

AS OF YEAR-END 2002, AN IMPRESSIVE 51.7% OF OUR WORKFORCE OF OVER 43,000 WERE MINORITIES, UP FROM 50.5% THE YEAR PRIOR. BY THE END OF 2001, 26.3% OF MANAGERS, DIRECTORS AND EXECUTIVES WITHIN OUR COMPANY WERE MINORITIES. IN 2002, MINORITY REPRESENTATION IN OUR MANAGEMENT RANKS HAD GROWN TO 28%. OVERALL, WHILE THIS IS REFLECTIVE OF THE AMERICA IN WHICH WE DO BUSINESS, MGM MIRAGE STRIVES FOR IMPROVEMENT. THE MANAGEMENT ASSOCIATE PROGRAM, SUPERVISORY PREPARATION TRAINING, LEADERSHIP TRAINING AND MENTORING PROGRAMS ARE ALL EXAMPLES OF APPROACHES DESIGNED TO HELP EMPLOYEES GROW AND RISE TO THEIR FULLEST POTENTIAL.



Our diversity initiative

productions created with the signature Cirque genius, marking the third and fourth collaborations between our organizations.

Restaurants, which have become marketing tools unto themselves, also saw powerful new names entering the Las Vegas marketplace because of your company's initiative. In 2002, Tom Colicchio, one of the most respected and recognized names in the New York dining scene, brought to the MGM Grand his celebrated Craftsteak.

EMPOWERMENT

Our company's power to be a leader in the hospitality industry is derived, in no small measure, from an awareness of our responsibilities to all our stakeholders and the communities in which we do business.

2002 was a year in which the company continued its historic record of employing a richly diverse workforce and made significant progress in reaching out to assist minority contractors and vendors looking to do business with MGM MIRAGE.

Our industry-leading efforts are practiced throughout the ranks. Last year the MGM MIRAGE Board of Directors demonstrated leadership at the highest levels of our company by creating a Diversity Committee chaired by Alexis Herman, former U.S. Secretary of Labor.

This is a critical element of our Diversity Initiative for several reasons. First, it elevates diversity as a priority to the Board level; second, the expertise on the committee is invaluable; and third, the committee will assist the Board in guiding the diversity initiative as a strategic business imperative.

s a strategic business imperative.



In 2002 we also welcomed Roland Hernandez to our Board of Directors and to the Audit and Diversity Committees. Mr. Hernandez is currently the President of Hernandez Media Ventures and was formerly CEO of Telemundo Group.

Another major initiative in 2002 was the launch of our MGM MIRAGE Voice Foundation. The Voice Foundation is a non-profit entity that disburses employee donations to charitable organizations in Nevada, Michigan and Mississippi. In 2002, employees contributed nearly $2,300,000 to worthy causes and organizations throughout the communities in which we do business.

POWER ON

While the current economic and global environment may be uncertain, we move ahead with clear purpose and focus: we will grow your company and continue to generate returns that outstrip industry norms.

I am more excited today about the opportunities that lie ahead than at any time in my 26 years in this business. It is an honor to lead this company of 43,000 men and women who have created a powerhouse that will set the tempo in casino entertainment for generations to come.

J. Terrence Lanni
Chairman & Chief Executive Officer
March 26, 2003











BELLAGIO
Fountains of Bellagio
Picasso by Julian Serrano
Le Cirque by Sirio Maccioni
Light - The Nightclub
Bellagio Gallery of Fine Art
Conservatory & Botanical Gardens
Via Bellagio - Shopping Promenade

MGM GRAND
Studio 54 - The Nightclub
Tabú - Ultra Lounge
Craftsteak by Tom Colicchio
NOBHILL by Michael Mina
The Lion Habitat

THE MIRAGE
Siegfried & Roy's Secret Garden
and Dolphin Habitat
White Tiger Habitat
The Volcano
The Tropical Atrium Rainforest
Shadow Creek Golf Course
Renoir by Alessandro Stratta

TREASURE ISLAND
Buccaneer Bay Pirate Battle
Mist - Lounge
Buccaneer Bay Restaurant

NEW YORK-NEW YORK
Manhattan Express Roller Coaster
ESPN Zone
Nine Fine Irishmen Pub - July 2000
Coyote Ugly Bar and Dance Saloon
Gallagher's Steakhouse

GOLDEN NUGGET
ZAX - Restaurant
Fremont Street Experience
Stefano's - Fine Dining

PRIMM VALLEY RESORTS
Primm Valley Golf Course
Fashion Outlets of Las Vegas
Desperado Roller Coaster

MGM GRAND DETROIT
Hollywood Brown Derby

BEAU RIVAGE
Coast Brewing Company

MIRAGE


HOT SPOTS
MGM MIRAGE
Las Vegas, NV USA

POWER OF ATTRACTION

The power of MGM MIRAGE attractions draws millions of visitors from the four corners of the globe each year. Established destinations-within-destinations like Siegfried and Roy's Secret Garden and Dolphin Habitat at The Mirage continue to evolve and enrich their legendary appeal. Elegant restaurants like Craftsteak and sophisticated hideaways like Tabu, the ultra lounge at MGM Grand, add to the luster of our resorts. Hotspots like ESPN Zone build on recognized brands. And plans for unique venues like Nine Fine Irishmen at New York-New York, considered the most authentic Irish pub outside the Emerald Isle, leverage our power to capture the imagination of guests and keep them coming back for more.

PERFORMANCE POWE

Loaded with energy and packed with star power, the stages of MGM MIRAGE command the spotlight in the world of entertainment. Night after night, audiences gasp at the beauty and imagination of Cirque du Soleil's "O" at Bellagio and Mystère at Treasure Island. This year, a new Cirque du Soleil production will thrill even more spectators at New York-New York. And the legendary Siegfried and Roy continue to amaze young and old with their unique brand of magic at The Mirage. Name a premier sporting event, a lavish stage production or a tour-de-force concert performance, and odds are it will be playing somewhere in the world of MGM MIRAGE.




QUIET
ROAR
APPLAUSE
Hz
MGM MIRAGE
Las Vegas, NV USA
(0.1 bel)
dB



BELLAGIO
"O" by Cirque du Soleil

MGM GRAND
Grand Garden Arena
- Rolling Stones
- Cher
- Elton John/Billy Joel
- Paul McCartney
La Femme
Hollywood Theatre
- David Copperfield
- George Carlin
- Paul Anka
- Carrot Top
Cirque du Soleil 2004

THE MIRAGE
Siegfried & Roy
Danny Gans

TREASURE ISLAND
Mystère by Cirque du Soleil

NEW YORK-NEW YORK
Cabaret Theatre
- featuring Rita Rudner
Cirque du Soleil July 2003

GOLDEN NUGGET
Spirit of the Dance

PRIMM VALLEY RESORTS
Star of the Desert Arena
- B.B. King
- Chicago
- Brooks & Dunn

BEAU RIVAGE
Beau Rivage Theatre
- Lionel Richie
- Bob Newhart
- Ann Margaret









Increasing our strength by attracting the best people in the business continues to be a top priority at MGM MIRAGE. Our dynamic workforce plays a key role in accomplishing our goal of exceptional guest relations. We welcome and celebrate the cultural differences in our employee population, now over 43,000 strong. The power we find in their diverse talents and backgrounds constantly re-energizes our company, leading to growing guest satisfaction and increasing recognition for excellence.

PEOPLE

PO

WER


COMMITMENT
MGM MIRAGE
SERVICE
Las Vegas, NV USA

BRYAN
EDEN, ID

MGM MIRAGE
Fortune Magazine
Ranked #1 Most Admired Gaming Company

Fortune 500
Ranked #404

BELLAGIO
AAA Five Diamond Resort

Travel and Leisure Magazine
Rated in World's 500 Best Resorts

PICASSO AT BELLAGIO
AAA Five Diamond Restaurant

THE MIRAGE
AAA Four Diamond Resort

Travel and Leisure Magazine
Rated in World's 500 Best Resorts

RENOIR AT THE MIRAGE
AAA Five Diamond Restaurant

TREASURE ISLAND
AAA Four Diamond Resort

GOLDEN NUGGET, LAS VEGAS
AAA Four Diamond Resort

MGM MIRAGE
VOICE FOUNDATION

DOLLARS FOR DOERS
VOLUNTEER PROGRAM

EMPLOYEE EMERGENCY
RELIEF FUND

GENERAL EDUCATIONAL
DEVELOPMENT

ENGLISH AS A
SECOND LANGUAGE

CITIZENSHIP PROGRAM

COLLEGE TUITION
REIMBURSEMENT

529 COLLEGE SAVINGS PROGRAM

COMMUNITY EMPLOYMENT
OUTREACH PROGRAM

FAMILY SCHOLARSHIPS

CHILD DEVELOPMENT CENTER

DIVERSITY INITIATIVE


MGM MIRAGE
Las Vegas, NV USA
0
50
100
150
200
250
kat
(1/10)
IMPACT
catalytic activity

POWER TO CHANGE LIVES

43,000 caring and committed MGM MIRAGE people use their collective and individual power to give back to the communities in which they live and work. Hundreds of thousands of hours have been spent by employees volunteering their time and talents to help those in need. In 2002 we raised $2.3 million through the employee-funded philanthropic MGM MIRAGE Voice Foundation. $2.2 million was donated to communities where we operate through corporate charitable giving. And employees helped each other through the MGM MIRAGE Voice Foundation's Employee Emergency Relief Fund. Through their selfless efforts and with their big hearts, MGM MIRAGE people continue to change lives and make the world around them a better place.



BUILDING POW

The ability to grow from a solid foundation and the muscle to make it happen are cornerstones of the MGM MIRAGE expansion philosophy. Nowhere is this more evident than in the creation of the magnificent Borgata Hotel, Casino and Spa, our joint venture with Boyd Gaming opening Summer 2003 in Atlantic City. Worldwide demand for accommodations at Bellagio, the jewel of the Las Vegas hotel scene, has enabled us to embark upon the construction of a new tower containing an additional 928 rooms. And spectacular new theaters to showcase a new Cirque du Soleil production at New York-New York and another at MGM Grand demonstrate the power to grow ahead of the curve, attracting more new guests to our ever expanding resorts.

ER


PAST
PRESENT
FUTURE
MGM MIRAGE
Las Vegas, NV USA
Borgata







MGM GRAND
Turnberry Condominium Complex
Cirque du Soleil

BORGATA HOTEL, CASINO AND SPA

BELLAGIO
Spa Tower at Bellagio

NEW YORK-NEW YORK
Cirque du Soleil
Nine Fine Irishmen Pub

Gamal Aziz
President
MGM Grand
Las Vegas



George R. Boyer III
President
MGM Grand
Detroit



Joe Brunini
President
MGM MIRAGE
National Marketing



Andre Carrier
Chief Operating Officer
Golden Nugget
Laughlin



Jeff Dahl
President
Beau Rivage



Al Faccinto
President
MGM MIRAGE
International Marketing



Alan Feldman
Sr. VP Public Affairs
MGM MIRAGE



William J. Hornbu
Presi
MGM MIRAGE Or




INSPIRATION
E
1/2
MGM MIF GE
Las Vegas, NV USA

KNOWLEDGE IS POW

The power to keep MGM MIRAGE moving forward to new levels of excellence and success rests in the capable hands of an extraordinary team of managers. Their combined experience, knowledge, skill and talent is unique in the industry. Individually, they are proven leaders. Together, they are a powerhouse.



...lis James
...VP and Sr. Counsel
...M MIRAGE



William McBeath
President
The Mirage



Robert V. Moon
Chairman
MGM MIRAGE Marketing



Cynthia Kiser Murphy
Sr. VP
Human Resources
MGM MIRAGE



Felix D. Rappaport
President
New York-New York



Kenneth Rosevear
President
MGM MIRAGE
Development



...t Sibella
...ident
...sure Island



William Smith
President
MGM MIRAGE
Design Group



Richard A. Sturm
President
MGM MIRAGE
Sports/Entertainment



Frank Visconti
President
MGM MIRAGE
Retail



Renee West
President
Primm Valley Resorts



Andrew Wilson
General Manager
MGM Grand
Australia



Maurice Wooden
President
Golden Nugget
Las Vegas



Forrest Woodward
President
Boardwalk





ER

EARNING


CONFIDENCE
(0-100)
MGM MIRAGE
Las Vegas, NV USA

POWER

In our way of thinking, management's most important job is to maximize your company's financial resources and deploy its cash flow to the benefit of the shareholders. In that vein, I would like to tell you about what we did in 2002 to maximize shareholder value and how your management intends to continue delivering powerful results.



J. Terrence Lanni
Chairman and CEO

Robert H. Baldwin
President and CEO
Mirage Resorts, Inc.

James J. Murren
President, CFO and Treasurer

John T. Redmond
President and CEO
MGM Grand Resorts, LLC

Gary N. Jacobs
Executive Vice President,
General Counsel and Secretary

At the core of our business philosophy is our unwavering devotion to operating the best resorts in the world. We are fortunate to have the best operators in the business at our resorts, from top-level management to front-line service providers. We spare no expense when it comes to delivering the best customer experience, and keep our controllable back-of-house expenses in check.

Year after year, the MGM MIRAGE family delivers the industry's most exciting, most profitable, and most efficient operations. In 2002, our net revenue actually grew compared to 2001, impressive against a backdrop of declining hotel, entertainment, and other tourism and hospitality revenue. 2002 again proved the resilience of our business model: Operating the best resorts, in the best locations, with the best customer experiences will fuel superior financial results. These simple beliefs have proven their worth over and over. In 2002, we grew our business through improved marketing, including the introduction of a very powerful customer retention engine in Players Club, and by driving increased traffic to our resorts through key investments in exciting new dining and entertainment venues.

Revenues in 2003 will benefit from additional targeted investments in our resorts. From the groundbreaking new Cirque du Soleil show at New York-New York to the high-energy ultra lounge Tabu at MGM Grand Las Vegas, we continue to ensure our resorts are "must-see" destinations, and "must-see again" destinations. We also know that our customers expect an ever-better gaming experience, and we are delivering on that expectation through the completion of our Players Club rollout in 2003 and the implementation of an entirely new slot floor at our major resorts that includes cashless gaming technology.

Our resort operators also delivered on the bottom line, and the result was record earnings of $1.83 per share. Our industry-leading operating margins increased again in 2002. Each resort's management focuses on expense control daily, and we continue to exploit the benefits of our size to implement system-wide initiatives to be more efficient. Investments in technology to enhance our back-of-house functions will continue to drive our margins, even in the face of higher payroll and insurance costs. Key projects in 2003 include consolidation of functions like call center operations and accounts payable, along with a continuous focus on purchasing synergies.

The collective effort of your 43,000 employees generated cash flow available for reinvestment of over $800 million in 2002. We devote considerable time and energy to the mission of deploying shareholders' capital in the most productive manner possible. To this end, in 2002 we reinvested in our core businesses, strengthened our balance sheet by reducing debt, and returned additional value to the shareholders by repurchasing common stock.

In the highly competitive industry in which we operate, it is our belief that companies are either moving forward or falling behind. No one in this industry invests more, and more creatively, than MGM MIRAGE. Fortunately for us, the major capital spending that was the foundation for our powerful portfolio of resorts is now behind us. More recently, investment has been in attractions and amenities that result in new customers and elevated loyalty from our current customers. We expect that trend to continue.

We invested $295 million in our existing operations and on new developments in 2002. These expenditures are not an afterthought; we carefully plan for future resort enhancements and analyze projects to ensure we generate value from this spending. We know we will earn excellent returns on those investments. As an example, we spent approximately $6 million to develop Tabu at MGM Grand Las Vegas, a venue that will generate far in excess of a 20% return.

The future holds even more promise. As we look ahead to 2003, we will spend roughly $300 million on capital improvements and capital projects at our operating resorts. The expenditures all encompass our mission to continually re-engage the customer with dynamic improvements. Starting at Bellagio, we will be constructing a


MGM MIRAGE Debt Reduction(1) ($ Millions)
2002
$314(2)
$1,263
2001
$949
2000
$527
$0.00
$300
$600
$900
$1200
$1500

(1) Since the acquisition of Mirage Resorts, Incorporated on May 31, 2000.
(2) Includes the MGM Mirage's $44 million share of debt repaid by Monte Carlo.

new tower that will be viewed as a high-end resort within the same. The new tower will complement the expanded spa, retail and restaurant facilities. These improvements will help Bellagio continue its reign as the highest-earning resort in the history of our industry. Several other properties will undergo room re-models in 2003, and we are also expanding our already successful association with Cirque du Soleil by creating new entertainment experiences at both MGM Grand Las Vegas and at New York-New York.

On the gaming side, we are in tune with the ever-changing preferences expressed by our customers. By this coming summer, all of our major properties will have converted to cashless gaming for slots. We undertook the conversion after extensive research indicated the majority of our players prefer that environment. Also on the forward-thinking technological front, we intend to continue to invest resources in our Players Club to continue to build loyalty to the program, and by extension, to our fine line-up of resorts. These expenditures will ensure MGM MIRAGE holdings have fresh and exciting customer inducements for years to come.

At the same time, we also strengthened your company's balance sheet as we repaid $314 million of debt in 2002, including $44 million for our share of debt repaid by Monte Carlo. We also repurchased 6.4 million shares of your company's common stock for $208 million. We accomplished all this – record earnings, major capital support of our existing operations, debt reduction and share repurchases – in what most experts were calling a "re-building" year.

In fact, looking back, we've consistently delivered in these areas. Since the marriage of MGM



FOR MORE THAN 13 YEARS, MAGICIANS OF THE CENTURY SIEGFRIED & ROY HAVE PLAYED HOST TO MORE THAN 10 MILLION PEOPLE DURING 5,550 PERFORMANCES AT THE MIRAGE. **MORE THAN ANY OTHER PERFORMERS IN HISTORY, THEY HAVE CREATED RECORD-SETTING REVENUES APPROACHING $1 BILLION** THROUGH THEIR ASTOUNDING THEATRICAL EXPERIENCE, THE WONDROUS SECRET GARDEN AND DOLPHIN HABITAT AND RELATED MERCHANDISE SALES. THE POWER OF SIEGFRIED & ROY'S SPECTACLE IS IN THEIR ABILITY TO DRAW AUDIENCES TO THEIR SHOWS YEAR AFTER YEAR, AND ALSO TO ATTRACT VISITORS FROM AROUND THE WORLD TO EXPERIENCE THE MAGIC OF LAS VEGAS AND THE MGM MIRAGE RESORTS.

Grand and Mirage Resorts, we have repaid over $1.2 billion of debt. Since 1998, we have repurchased $800 million of common stock. To continue this commitment to your company, your Board of Directors has authorized management to repurchase up to an additional 10 million shares of common stock. We will continue to balance debt reduction and share repurchases against other investments, with the goal of maximizing your returns.

We have identified several ways to extract value from our existing assets, such as a residential development at our MGM Grand Las Vegas resort in partnership with Turnberry Associates. We see similar opportunities in many of our other resorts. We have also entered into a new development agreement for a casino resort in Detroit. And we are extremely excited about the summer debut of Borgata. Developed in partnership with Boyd Gaming, Borgata will become a powerful presence on the East Coast, and promises to change the Atlantic City landscape forever.

When it comes to new development, we have rarely seen an environment that holds more promise. Your management is rigorously examining and prioritizing all available opportunities. Given a finite pool of capital, we believe shareholders' interests are currently best served keeping capital available for high-return, near-term opportunities in new markets, not only here in the United States, but overseas also. We own the premier development sites in both Atlantic City and on the Las Vegas Strip; we will develop both when the time is right, and when it is appropriate to allocate capital to these large-scale investments.

We understand that we operate in a constantly evolving environment, and we work hard to understand the competitive landscape as it develops, always looking for opportunities to grow profitably and enhance shareholder value. We remain alert to acquisition opportunities that make strategic sense and represent good values, but will pursue these opportunities only if the transaction adds value to the shareholders.

Finally, we take seriously our responsibility to report our business to you in the most transparent and understandable way. You should feel confident that our highly-regulated industry, and your company, operate with a relatively simple, primarily cash-based, operating model. We intentionally do not engage in complex financial transactions, we have the industry's best accounting and finance personnel throughout our company, and we are an industry leader in financial reporting and disclosure. I am proud that our company has the respect of Wall Street, and was recently ranked as the most admired gaming company by *Fortune Magazine.*

2003 promises to be an interesting and challenging year for the gaming industry. And yet, as always, we look forward to reporting powerful results to you throughout the year. We will continue to devote our intellectual and financial resources to further differentiate ourselves from our competitors. I am inspired by the knowledge that our people are working hard to deliver the best possible results to you, the shareholders. I believe you should feel the same.

James J. Murren
President, CFO and Treasurer
MGM MIRAGE
March 26, 2003

RESULTS OF OPERATIONS

Overview

Our operations consist of wholly owned casino resorts in Las Vegas and other locations in southern Nevada, Detroit, Michigan, Biloxi, Mississippi, and Darwin, Australia, as well as investments in joint ventures with an operating resort on the Las Vegas Strip and a project under development in Atlantic City, New Jersey. While our resorts cater to various market segments, our general strategy is to offer a premium resort experience with high-quality gaming and non-gaming amenities. We generate slightly over half of our net revenues from gaming activities.

Our operating results are highly dependent on the volume of customers at our resorts, which in turn impacts the price we can charge for our hotel rooms and other amenities. Key volume indicators are table games drop and slot handle (gaming volume indicators), and hotel occupancy (hotel volume indicators). Price for rooms is indicated by our average daily rate ("ADR"). Our revenues can also be affected by the percentage of gaming volume we retain, indicated by "win" or "hold" percentage, which is not fully controllable by us. Our table games hold percentage is typically in the range of 18% to 22%.

Our revenues can be affected by economic and other factors. Domestic leisure travel is dependent on the national economy and the level of consumers' disposable income. Our high-end customers are largely foreign, primarily from the Far East, and our revenues from these customers can be affected by economic conditions in their regions and the global economy as a whole.

Several factors impacted our operating results for the years ended December 31, 2002 and 2001, resulting primarily from the attacks of September 11, 2001:

- Before the attacks, results were strong at our resorts, especially on the Las Vegas Strip, despite the fact that the United States economy was in a recession for much of 2001.

- The attacks caused an immediate and profound impact on our operations. Our resorts on the Las Vegas Strip experienced unprecedented low occupancy levels in the weeks following the attacks, approximately 64% from September 11 to September 30, at room rates substantially below those of comparable prior periods. The effects on leisure and business travel continued through 2001 and into 2002, though our resorts' occupancy and room rates have recovered to levels more in-line with prior periods.

- We responded to the attacks with several operating changes that led to restructuring charges in the third and fourth quarters of 2001 and a lower operating cost structure in the periods since the attacks. We laid off or terminated approximately 6,400 employees (on a full-time equivalent basis) at our Nevada operations and 315 employees at Beau Rivage in Biloxi, Mississippi. We also recorded asset write-downs and impairment changes in the third quarter of 2001, increased our reserves for doubtful accounts and health claims, and lowered the carrying value of certain retail inventories.

- National economic factors have been moderate at best, and the stock market declines experienced in 2002 have impacted the level of consumer confidence and, potentially, consumer spending.

2002 Compared with 2001

Net revenues for the year ended December 31, 2002 were $4.03 billion, an increase of $58 million, or 1%, versus 2001 net revenues of $3.97 billion. Net revenues through the first nine months of 2002 trailed 2001 net revenues, due to the continued impacts of the attacks of September 11, 2001. Net revenues for the fourth quarter of 2002 were ahead of 2001 due to the relatively easy comparisons to the post-September 11 period in 2001.

Consolidated casino revenues for 2002 were $2.19 billion, an increase of 1% over $2.16 billion of casino revenues in the prior year. Table games revenues were down 4%. Volume decreased 6% in 2002, due to weakness in international high-end play in early 2002 and weakness in national high-end play in late 2002, which we believe is the result of weak economic conditions in the United States and a continued pattern of declines in the stock market. Our overall table games hold percentage was within a normal range in both years. Slot revenues increased by 5%, which includes strong performances at MGM Grand Detroit, where the market continued its growth throughout most of 2002, and Bellagio, which benefited from new slot department management.

Consolidated room revenues of $841 million in 2002 were roughly flat with 2001. Occupancy at our resorts in 2002 was even with 2001 at 89%, while our ADR increased by $1 to $102. Room trends throughout the year were consistent with overall net revenue trends.

Consolidated food and beverage, entertainment, retail and other revenues were $1.43 billion for 2002, an increase of $50 million, or 4%, over the results for 2001. Excluding revenues of $11 million in 2002 received for the early termination of our management agreement covering four casinos in the Republic of South Africa, the increase was 3% over prior year. We have actively managed the mix of dining and entertainment amenities at several of our larger resorts during 2002, including the addition of new nightclubs and restaurants, and the replacement of restaurants and shows with new concepts.

Consolidated operating expenses decreased from $3.38 billion in 2001 to $3.30 billion in 2002, due to expense reductions implemented after the events of September 11 described earlier, and lower restructuring costs and write-downs and impairments. Consolidated operating expenses before preopening and start-up expenses, restructuring costs and write-downs and impairments were $3.28 billion for 2002, compared to $3.30 billion in the prior year. Expenses in 2001 included $41 million of charges to bring bad debt, health claim and retail inventory reserves to appropriate levels in light of changes in our operations following the September 11 attacks. Corporate expense was $44 million, an increase of $6 million, or 16%, over the prior year, due to increased payroll, insurance and property tax costs.

During the third and fourth quarters of 2001, management responded to a decline in business volumes caused by the September 11 attacks by implementing cost containment strategies which included a significant reduction in payroll and a refocusing of several of our marketing programs. Approximately 6,700 employees (on a full-time equivalent basis) were laid off or terminated, resulting in a $22 million charge against earnings, primarily related to the accrual of severance pay, extended health care coverage and other related costs in connection with these personnel reductions. As a result of improving business levels and our success at re-hiring a substantial number of previously laid off or terminated employees, management determined in the second quarter of 2002 that a portion of the remaining accrual would now not be necessary. This resulted in a restructuring credit of $10 million.

In December 2002, we recorded a restructuring credit of $10 million related to a lease contract termination accrual originally recorded in June 2000. The contract termination provided for payments based on the results of a successor tenant, and in December 2002 we determined that payment under this obligation is not probable. We recorded $3 million of restructuring charges in December 2002 related to contract termination costs for a restaurant lease and the EFX show at MGM Grand Las Vegas.

In 2002, we recorded write-downs and impairments of $15 million. In September 2002, Tropical Storm Isidore caused property damage at Beau Rivage totaling $8 million, including clean-up costs. The amount of the write-down for damaged assets was determined based on the net book value of the assets and engineering estimates. In connection with the revised development agreement in Detroit (see discussion in "Liquidity and Capital Resources"), we wrote off $5 million, which is the net book value of previously incurred development costs associated with the riverfront permanent casino site ($9 million), offset by previously accrued obligations no longer required under the revised development agreement ($4 million). In December 2002, we recorded $2 million of write-downs and impairments, which represented the net book value of assets abandoned or replaced with new construction.

In the third quarter of 2001, we reassessed the carrying value of certain assets and recognized an impairment charge of $47 million. Approximately $32 million of this charge related to a write-down of our land held for sale on the Atlantic City Boardwalk. This write-down resulted from a reassessment of the fair value of the land subsequent to the attacks, and was based on comparable sales data adjusted for the impact of recently enacted legislation authorizing large-scale gaming in the state of New York. Management believes this legislation had a negative impact on real estate values on the Atlantic City Boardwalk. The remaining charge relates to several assets abandoned during the quarter in response to the September 11 attacks, primarily in-progress construction projects which management terminated during the quarter.

Income from unconsolidated affiliate of $32 million represents our 50% share of the operating results of Monte Carlo for 2002. Our share of that entity's results was $37 million in 2001. Monte Carlo's results were affected by many of the same trends as our wholly-owned Las Vegas Strip resorts.

Interest expense, net of amounts capitalized, was $296 million for 2002 versus $349 million in the prior year. Total interest cost was $358 million in 2002 versus $428 million in 2001. This decrease reflected lower debt balances in 2002 and lower market interest rates, which affect the rate we pay on our credit facilities. Interest capitalized declined from $79 million in 2001 to $62 million in 2002, due to the lower debt balances and interest rates described above, along with the cessation of capitalized interest on our wholly-owned development project at Renaissance Pointe in Atlantic City.

2001 Compared with 2000

Net revenues for the year ended December 31, 2001 were $3.97 billion, an increase of $889 million, or 29%, versus the $3.08 billion recorded in 2000. The Mirage properties (Bellagio, The Mirage, Treasure Island, Golden Nugget - Las Vegas, Golden Nugget - Laughlin, Beau Rivage and Boardwalk) generated net revenues of $2.45 billion, an increase of $1.02 billion versus their seven-month results in 2000. Net revenues at the MGM Grand properties (MGM Grand Las Vegas, New York-New York, the Primm Valley Resorts, MGM Grand Detroit, MGM Grand Australia and MGM Grand South Africa) declined by $128 million, or 8%, to $1.53 billion.

The decrease in revenues at the MGM Grand properties was concentrated in the casino area. Consolidated casino revenues for 2001 were $2.16 billion, an increase of $378 million, or 21%, over the prior year. The Mirage properties generated casino revenues of $1.19 billion in 2001, an increase of $491 million over their seven-month results in 2000, while casino revenues at the MGM Grand properties decreased by $113 million, or 10%, to $969 million. This decrease was principally the result of declines of $47 million, $31 million and $26 million at MGM Grand Las Vegas, MGM Grand Detroit and the Primm Valley Resorts, respectively. These declines were all attributable primarily to reduced gaming volumes. The volume decreases at MGM Grand Las Vegas are attributable to the impact of the September 11 attacks. The Primm Valley Resorts were faced with increased competition from Native American casinos, as well as the impact of higher gasoline and utility costs in

California, while volumes at MGM Grand Detroit were impacted by a competitor's opening of the third and final Detroit casino in November 2000. The declines in Detroit were offset in part by improved volumes in the fourth quarter of 2001, as traffic delays caused by increased border security caused a shift in volume away from a competitor casino in Windsor, Ontario.

Consolidated room revenues for 2001 were $837 million, an increase of $227 million, or 37%, over the prior year. Room revenues at the Mirage properties totaled $560 million, an increase of $236 million over the seven-month results from 2000. Room revenues at the MGM Grand properties declined by only 3% despite the significant impact on business following the September 11 attacks, reflecting the strength of our hotel business prior to September 11. MGM Grand Las Vegas benefited from having 3% more available rooms during 2001 versus 2000, as a room remodeling project had been ongoing in the prior year, and also achieved a small increase in average daily room rate.

Consolidated food and beverage, entertainment, retail and other revenues were $1.38 billion for 2001, an increase of $405 million, or 42%, over the results for 2000. The Mirage properties contributed a $411 million increase, as revenues were $967 million for 2001 versus $556 million for the seven-month period in 2000. Food and beverage, entertainment, retail and other revenues at the MGM Grand properties declined by only 2% from the comparable 2000 levels, despite the impact on business of the September 11 attacks.

Consolidated operating expenses were $3.38 billion in 2001 compared to $2.57 billion in 2000, due to the full-year of Mirage results offset by a 2% decrease in expenses at the MGM Grand properties and lower restructuring costs. Consolidated operating expenses before preopening expenses, restructuring costs, and write-downs and impairments were $3.30 billion for 2001, an increase of $869 million, or 36%, over the $2.44 billion reported in the prior year. As noted above, operating revenues at the MGM Grand properties declined by 8% versus their results from 2000, while increased energy costs and intensified competitive conditions, particularly with respect to the Primm Valley Resorts, led to increased expenses. Additionally, expenses included the charges related to the September 11 attacks referred to earlier.

The 2001 results include the restructuring costs and write-downs and impairments previously discussed. During the year ended December 31, 2000, management implemented comprehensive restructuring plans designed to reduce costs and improve efficiencies within the Company. The implementation of these plans resulted in a charge against earnings totaling $24 million, primarily related to consolidation of certain general and administrative functions at New York-New York and MGM Grand Las Vegas, various contract terminations and staffing reductions, the buyout of various leases and other related items. Approximately 195 people were affected by the reductions, primarily at our operating resorts (excluding the Mirage properties) relating to duplicative functions within marketing, entertainment, retail, information systems and human resources.

During June 2000, we recognized a charge against earnings of $102 million for write-downs and impairments. Approximately $49 million of the charge related to projects previously under development which management, in June 2000, determined not to pursue, driven by changes in strategy resulting from the acquisition of Mirage. Significant elements of this charge were: (1) a write-down to fair value (based on recent comparable market sales) of land on the Atlantic City Boardwalk ($26 million), which was reclassified as held for sale; (2) a write-down to fair value, based on solicited offers, of a golf course under development ($9 million) that was subsequently sold in the fourth quarter of 2000; and (3) a write-off of costs previously incurred for the development of a hotel tower at MGM Grand Las Vegas ($14 million).

Approximately $19 million of the June 2000 charge related to losses on the abandonment, disposal or divestiture of certain non-strategic assets during the second quarter of 2000, primarily in-progress construction and information systems projects which management terminated during the quarter. The remaining charge ($34 million) resulted from the closure of the MGM Grand Las Vegas Theme Park. The equipment and related theme park assets were written down to salvage value, determined by reference to comparable assets, based on management's strategic decision not to operate a theme park and to sell the theme park assets.

Corporate expense increased significantly in the first half of 2001 as a result of the Mirage acquisition, then decreased significantly in the second half of the year, reflecting our progress in integrating corporate functions following the acquisition and our focus on cost containment after the September 11 attacks. For the year, corporate expense was $38 million, an increase of 8% over the amount recorded in 2000.

Income from unconsolidated affiliate of $37 million represents our 50% share of the operating results of Monte Carlo for 2001. Our share of that entity's results was $22 million for the seven months following the Mirage acquisition in 2000.

Interest expense, net of amounts capitalized, was $349 million for 2001 versus $273 million in the prior year. Total interest cost was $428 million in 2001 versus $364 million in 2000. This increase reflected higher average debt levels attributable to the financing of the Mirage acquisition, offset in part by savings associated with interest rate swaps and a significant reduction in interest rates on borrowings under our bank credit facilities. Capitalized interest declined from $91 million in 2000 to $79 million in 2001 due to higher capitalized interest associated with our Atlantic City development, offset by lower capitalized interest resulting from the January 2001 suspension of interest capitalization on our Las Vegas Strip development. At that time, we announced that our near-term development focus would be on the Atlantic City market. Capitalized interest in Atlantic City in 2001 represented a full year of interest capitalization on our Atlantic City development projects versus seven months of capitalization in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flows

As of December 31, 2002 and December 31, 2001, we held cash and cash equivalents of $211 million and $209 million, respectively. Cash provided by operating activities was $828 million for 2002, compared with $796 million for 2001 and $801 million for 2000. The increase in 2002 was due primarily to improved operating results.

Investing Cash Flows

Cash used for investing activities was $371 million in 2002, compared to $352 million in 2001 and $5.5 billion in 2000. Capital expenditures in 2002 were $300 million, which includes general property improvements at our resorts, such as room remodel projects at The Mirage and Golden Nugget-Las Vegas, new restaurant and nightclub development at several of our resorts, and various other remodeling projects. Other capital expenditures included costs incurred to implement IGT's EZ-Pay™ system, Players Club and other slot technology, the costs of our Players Club system development, as well as pre-construction activities, including capitalized interest, in Atlantic City.

In 2001, capital expenditures were $328 million. A large portion of the capital expenditures related to general property improvements at our resorts, such as the ongoing room refurbishment program at The Mirage and restaurant and entertainment enhancements at MGM Grand Las Vegas and New York-New York. Other capital expenditures included the construction of the Primm Center at the Primm

Valley Resorts, the completion of the Mirage Events Center, the acquisition of the building housing MGM Grand Detroit, the acquisition of a new corporate aircraft and pre-construction activities, including capitalized interest, associated with ongoing development projects.

We spent $336 million on capital expenditures in 2000, including expenditures related to general property improvements at our resorts, including the room refurbishment program at MGM Grand Las Vegas. Other capital expenditures included the acquisition of land by MGM Grand Detroit and other land acquisitions and pre-construction activities, including capitalized interest, associated with ongoing development projects.

In 2002, we contributed $44 million to the Monte Carlo joint venture in connection with the joint venture's retirement of the final $87 million of its outstanding debt. Also in 2002, we made $37 million of capital contributions to Borgata, a limited liability company owned 50-50 with Boyd Gaming Corporation. Boyd is overseeing the construction of the 2,000-room hotel-casino resort on a 27-acre portion of the Renaissance Pointe site, and will operate the resort upon completion. Construction is expected to be completed in the summer of 2003 at a total estimated cost, including land, of approximately $1.06 billion. In December 2000, we contributed the 27 acres of land and Boyd contributed $90 million in cash to the venture, and the venture obtained a $630 million secured bank credit facility, which is non-recourse to MGM MIRAGE, to fund the project costs. We and Boyd are each required to contribute up to an additional $134 million in cash to the venture and Boyd is required to contribute any additional cash necessary to fund project costs in excess of the agreed project budget. As of December 31, 2002, each partner had made $92 million of such additional cash contributions to the venture, including contributions made by Mirage prior to the acquisition.

As required by our agreement with Boyd, we have designed and are developing the common roads, landscaping and other master plan improvements for the entire Renaissance Pointe site. As part of the agreement with the City, we are required to remediate environmental contamination at the site, which was a municipal landfill for many years. A substantial portion of the remediation work has been completed. On October 16, 2002, we announced the suspension of our development activities on our wholly-owned project on the Renaissance Pointe land in Atlantic City. In connection with that announcement, we stopped capitalizing interest associated with the project.

On May 31, 2000, we completed the Mirage acquisition whereby Mirage shareholders received $21 per share in cash. Funds needed to complete the acquisition were approximately $6.2 billion. These funds were used for payments to Mirage shareholders and holders of Mirage stock options, refinancing of certain indebtedness of Mirage and MGM Grand, and payment of fees and expenses in connection with the Mirage acquisition. In order to fund the Mirage acquisition, we borrowed $4.21 billion under our senior credit facilities, completed the private placement of 46.5 million shares of our common stock for a total purchase price of approximately $1.23 billion, issued $710 million of senior subordinated notes and used cash on hand to fund the remaining balance.

Financing Cash Flows

Cash flows used in financing activities were $454 million in 2002, compared to $463 million used in financing activities in 2001 and $4.8 billion provided by financing activities in 2000. During 2002, we repaid $270 million of bank debt, compared to $820 million of repayments in 2001 and $2.2 billion of net borrowings in 2000.

Our credit facilities at the beginning of 2002 consisted of a $800 million, 364-day revolving credit facility and a $2.0 billion credit facility maturing in May 2005. On April 5, 2002, we entered into an amendment to our $800 million revolving credit facility whereby the maturity date was extended to April 4, 2003 and the lending commitment was reduced to $600 million. On September 5, 2002, we entered into a $50 million unsecured revolving line of credit with a bank, which line of credit expires on April 4, 2003. As of December 31, 2002, we had approximately $685 million of available liquidity under our bank credit facilities. We intend to renew the $600 million revolving credit facility at or before its maturity, with total availability at or near the existing availability.

In January 2002, Moody's Investment Services lowered its rating on our senior notes to one level below investment grade (Ba1). As a result, substantially all of our assets other than assets of our foreign subsidiaries and certain assets in use at MGM Grand Detroit were pledged as collateral for our senior notes, excluding subordinated notes and the $50 million line of credit, and our $2.0 billion and $800 million (subsequently reduced to $600 million) revolving credit facilities. We do not believe the downgrade has had, or will have, a significant effect on our liquidity or our ability to secure short-term or long-term financing. Subsequent to the downgrade, we successfully extended the maturity date of our $800 million revolving credit facility to April 4, 2003 and voluntarily reduced the commitment to $600 million. The amendment was entered into with the same pricing and other terms as our previous facility.

On May 5, 2000, our shelf registration statement, which allows us to issue up to a total of $2.75 billion of debt and equity securities from time to time in public offerings, was declared effective by the Securities and Exchange Commission. We issued $710 million of senior subordinated notes in May 2000 to partially fund the Mirage acquisition. We also issued $850 million of senior notes in September 2000 and $400 million of senior subordinated notes in January 2001, the proceeds of which were used to partially repay the $1.3 billion term loan component of the senior facilities. After giving effect to these issuances, the shelf registration statement has $790 million in remaining capacity at December 31, 2002 for the issuance of future debt or equity securities. Any future public offering of securities under the shelf registration statement will only be made by means of a prospectus supplement.

We repurchased 6.4 million shares of common stock at a cost of $208 million in the year ended December 31, 2002, under a 10 million-share stock repurchase program authorized in August 2001. We had purchased 2.2 million shares at a cost of $46 million under this authorization in 2001. In January 2003, the Company repurchased the remaining 1.4 million shares allowed under this authorization at a cost of $36 million. In February 2003, the Board of Directors approved a new 10 million-share repurchase program. We repurchased 2.5 million shares at a cost of $53 million in 2000 under a program approved in 1999 and suspended in February 2000.

In 2002, 2001 and 2000, 2.7 million, 0.5 million and 1.2 million, respectively, stock options were exercised pursuant to our stock option plans, resulting in proceeds to us of $46 million, $6 million and $17 million, respectively.

Future Development

MGM Grand Detroit, LLC, in which we hold a controlling interest, has operated an interim casino facility in Detroit, Michigan since July 29, 1999, and has been planning a permanent casino facility under a development agreement with the City of Detroit. On August 2, 2002 the Detroit City Council approved revised development agreements with us and two other developers. The revised development agreement released us and the City from certain of the obligations under the original agreement and significantly changed other provisions of the original agreement.

The revised development agreement contemplates that our permanent casino facility will open by January 2006. We are currently in the process of obtaining land and developing plans for the permanent facility, and currently expect the project to cost approximately $575 million (including land, capitalized interest and preopening expenses, but excluding approximately $115 million of payments to the City under the revised development agreement). The design, budget and schedule of the permanent facility are at an early stage, and the ultimate timing, cost and scope of the facility is subject to risks attendant to large-scale projects.

The ability to construct the permanent casino facility is currently subject to resolution of certain litigation. In January 2002, the 6th Circuit Court of Appeals ruled that the ordinance governing the casino developer selection process in Detroit violated the First Amendment to the United States Constitution, because of preference given to certain bidders. Our operating subsidiary did not receive preference in the selection process. The 6th Circuit Court remanded the case to the Federal District Court, which rejected the plaintiff's request for a re-bidding process and determined that the only suitable remedy to the plaintiff was declaring the ordinance unconstitutional. The plaintiff has appealed, and the 6th Circuit Court has issued an injunction, pending appeal, prohibiting the City and the developers from commencing construction pending further action of the 6th Circuit Court.

In October 2002, we announced an agreement with International Game Technology ("IGT") to install IGT's EZ-Pay™ cashless gaming system in approximately 18,000 of our slot machines across our resorts. The project has an estimated cost of $84 million, including the cost of new machines and the cost of modifying existing machines, and will be completed by mid-2003. Management believes the project will enhance both the customer experience and the revenue potential of our slot machines.

We announced in July 2002 our intention to expand our Bellagio resort. As presently contemplated, the expansion will consist of a 928-room Spa Tower, new restaurant and retail amenities, expansion of the existing spa and salon facilities, and additional meeting room space. Estimated cost of the expansion is $375 million, including preopening and start-up expenses and capitalized interest, and we expect to complete the project in late 2004.

We expect to finance operations, capital expenditures and existing debt obligations through cash flow from operations, cash on hand, bank credit facilities and, depending on market conditions, public offerings of securities under the shelf registration statement.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Our off balance sheet arrangements consist primarily of joint venture arrangements and other investments in unconsolidated affiliates, which currently consist of our investments in Monte Carlo and Borgata. We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions other than straightforward interest rate swaps. Our joint venture and unconsolidated affiliate investments allow us to realize the benefits of owning a full-scale resort in a manner that minimizes our initial investment. We have not guaranteed financing obtained by the ventures, nor are there any other provisions of the venture agreements which are unusual or subject us to risks we would not be subjected to if we had full ownership of the resort.

At December 31, 2002, the Company had outstanding letters of credit totaling $85 million, of which $50 million support the bonds issued by the Economic Development Corporation of the City of Detroit for which we are obligated, and which are included in the Detroit development obligations. This obligation was undertaken to secure our right to develop a permanent casino in Detroit. A $25 million letter of credit supports our requirement to make additional equity contributions to Borgata. The remaining letters of credit support our payment obligations for normal trade activities, such as the purchase of goods and services.

Our contractual obligations consist of long-term debt, capital leases, operating leases, our obligations under the revised development agreement in Detroit, obligations for joint venture contributions and purchase obligations. The following table summarizes our scheduled contractual commitments as of December 31, 2002:

(In millions)	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$ 97	$ 9	$2,300	$ 250	$ 910	$1,750
Capital leases	1	—	—	—	—	—
Operating leases	16	14	13	12	11	353
Detroit development obligations	19	6	—	—	—	50
Joint venture contributions	25	—	—	—	—	—
	$ 158	$ 29	$2,313	$ 262	$ 921	$2,153

In addition to the Detroit development obligations above, we have indemnified the City of Detroit up to $20 million as it relates to the Lac Vieux litigation and inverse condemnation claims arising from the City of Detroit's efforts to locate the three casino projects along the Detroit River. This guarantee obligation has been accrued as part of the total amount to be paid to the City of Detroit for our right to develop a permanent casino, but the timing of payment under the indemnification is uncertain.

We enter into operational contracts in the ordinary course of business, for which commitments are recorded and recognized as liabilities when services are performed. For major construction projects, we typically commit to contracts for major project elements before construction begins. At December 31, 2002, we were committed for a total of approximately $338 million on construction projects, including the Bellagio Spa Tower expansion and theatre remodel projects at New York-New York. We are also committed for approximately $37 million under a contract with IGT for the EZ-Pay™ project.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of our results of operations and liquidity and capital resources ("MD&A") is based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in the estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows. Senior management and the Audit Committee of the Board of Directors have reviewed the disclosures included herein about our critical accounting estimates, and have reviewed the processes to determine those estimates.

Allowance for Doubtful Casino Accounts Receivable

Marker play represents a significant portion of the table games volume at Bellagio, MGM Grand Las Vegas and The Mirage. Our other facilities do not emphasize marker play to the same extent, although we offer markers to customers at those casinos as well, with the exception of MGM Grand Australia, where Northern Territory legislation prohibits marker play.

We maintain strict controls over the issuance of markers and aggressively pursue collection from those customers who fail to pay their marker balances timely. These collection efforts are similar to those used by most large corporations when dealing with overdue customer accounts, including the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies and civil litigation.

Markers are generally legally enforceable instruments in the United States. At December 31, 2002 and 2001, approximately 57% and 53%, respectively, of our casino accounts receivable was owed by customers from the United States. Markers are not legally enforceable instruments in some foreign countries, but the United States assets of foreign customers may be reached to satisfy judgments entered in the United States. A significant portion of our casino accounts receivable is owed by casino customers from the Far East. At December 31, 2002 and 2001, approximately 28% and 31%, respectively, of our casino accounts receivable was owed by such customers.

We maintain an allowance, or reserve, for doubtful casino accounts at all of our operating casino resorts. The provision for doubtful accounts, an operating expense, increases the allowance for doubtful accounts. We regularly evaluate the allowance for doubtful casino accounts. At resorts where marker play is not significant, the allowance is generally established by applying standard reserve percentages to aged account balances. At resorts where marker play is significant, we apply standard reserve percentages to aged account balances under a specified dollar amount and specifically analyze the collectibility of each account with a balance over the specified dollar amount, based on the customer's financial condition, collection history and any other known information. We also monitor regional and global economic conditions and forecasts to determine if reserve levels are adequate.

The collectibility of unpaid markers is affected by a number of factors, including changes in currency exchange rates and economic conditions in the customer's home countries. Because individual customer account balances can be significant, the allowance and the provision can change significantly between periods, as information about a certain customer becomes known or as changes in a region's economy occur.

The following table shows key statistics related to our casino receivables at December 31, 2002 and 2001:

At December 31 (In thousands)	2002	2001
Casino accounts receivable	**$166,612**	$189,434
Allowance for doubtful casino accounts receivable	**85,504**	98,648
Allowance for doubtful casino accounts as a percentage of casino accounts receivable	**51%**	52%
Median age of casino accounts receivable	**50 days**	84 days
Percentage of casino accounts receivable outstanding over 180 days	**27%**	30%

The allowance percentage increased after the attacks of September 11, due to the effect of the attacks on our customers' traveling patterns and global economic conditions. We experienced better than anticipated receivable collections on certain customer accounts during 2002, which resulted in a reversal of previously recorded bad debt provision in the third quarter of 2002. Even after this reversal, our percentage of accounts estimated to be uncollectible remains consistent with levels we consider appropriate given current global economic conditions.

At December 31, 2002, a 100 basis-point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change net income by $2 million, or $0.01 per share.

Fixed asset capitalization and depreciation policies

Property and equipment are stated at cost. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. We account for construction projects in accordance with Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects". When we construct assets, we capitalize direct costs of the project, including fees paid to architects and contractors, property taxes, rent and the cost of our design and construction subsidiary, MGM MIRAGE Design Group.

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34"), interest cost associated with major development and construction projects is capitalized as part of the cost of the project. Interest is typically capitalized on amounts expended on the project using the weighted-average cost of our outstanding borrowings, since we typically do not borrow funds directly related to a development project. Capitalization of interest starts when construction activities, as defined in SFAS 34, begin and ceases when construction is substantially complete or development activity is suspended for more than a brief period.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. When constructing or purchasing assets, we must determine whether existing assets are being replaced or otherwise impaired, which also may be a matter of judgment. Our depreciation expense is highly dependent on the assumptions we make about our assets' estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies, and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we change that life prospectively.

Whether we capitalize interest on a project depends in part on management's actions. In January 2001, we announced that our near-term development focus would be on the Atlantic City market. As a result, we suspended the capitalization of interest on our Las Vegas Strip project until the development process for that project is further advanced. Interest capitalized on this project was $36 million for the seven months ended December 31, 2000 and $3 million in 2001 until we stopped capitalizing interest. In October 2002, we announced the suspension of development activities on our wholly-owned project on the Renaissance Pointe land in Atlantic City. In connection with that announcement, we stopped capitalizing interest associated with the project. Interest capitalized on this project for the years ended December 31, 2000, 2001 and 2002 was $48 million, $60 million and $41 million, respectively.

Impairment of Long-lived Assets

We evaluate our property and equipment and other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). For assets to be disposed of, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

There are several estimates, assumptions and decisions in measuring impairments of fixed assets. First, management must determine the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates.

On a quarterly basis, we review our major fixed assets to determine if events have occurred or circumstances exist that indicate a potential impairment. We estimate future cash flows using our internal budgets. When appropriate, we discount future cash flows using our weighted-average cost of capital, developed using a standard capital asset pricing model. Whenever an impairment loss is recorded, or a test for impairment is made, we discuss the facts and circumstances with the audit committee.

See "Results of Operations" for discussion of write-downs and impairments recorded in 2000, 2001 and 2002. In October 2002, we announced that we are temporarily suspending our development activities on our wholly-owned project on the Renaissance Pointe land in Atlantic City. In connection therewith, we reviewed the land for potential impairment, and determined no impairment was indicated. Other than these items, we are not aware of events or circumstances that would cause us to review any material long-lived assets for impairment.

Income taxes

We are subject to income taxes in the United States, and in several states and foreign jurisdictions in which we operate. We account for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

At December 31, 2002, we had $143 million of deferred tax assets and $1.8 billion of deferred tax liabilities. Except for certain New Jersey state net operating losses and certain other New Jersey state deferred tax assets, we believe that it is more likely than not that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. The valuation allowance at December 31, 2002 related to the New Jersey deferred tax assets was $7 million.

Our income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. Inherent on our determination of any necessary reserves are assumptions based on past experiences and judgments about potential actions by taxing authorities. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonable and foreseeable outcome related to uncertain tax matters.

When actual results of tax examinations differ from our estimates, we adjust the income tax provision in the period in which the examination issues are settled. In December 2002, we settled the IRS audit of the Company's 1995 and 1996 tax returns, which did not result in a material impact on our results of operations or financial position. The tax returns for years after 1996 are still under examination or are subject to possible future examination.

The Company acquired Mirage on May 31, 2000. The respective deferred tax assets and liabilities of Mirage Resorts have been consolidated with the MGM MIRAGE deferred balances. The tax returns of Mirage Resorts for the years 1995 through the date of the acquisition are currently under examination by the IRS. Any future adjustments to Mirage's acquired tax reserves will be recorded as an adjustment to goodwill recognized in the acquisition.

ACCOUNTING PRINCIPLES ADOPTED IN 2002

Accounting for Goodwill and Other Intangible Assets

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," was issued in June 2001 and adopted by us on January 1, 2002. The statement provides that goodwill and indefinite–lived intangible assets are no longer amortized effective January 1, 2002, but are instead reviewed for impairment within six months of adoption of the statement and at least annually thereafter. We completed the necessary impairment reviews in the second and fourth quarters of 2002 and, as a result of our reviews, did not record any impairment charges.

The adoption of this statement has lowered our depreciation and amortization expense, and increased operating income and net income. Amortization of goodwill and indefinite–lived intangible assets totaled $3 million and $2 million for the years ended December 31, 2001 and 2000, respectively.

Impairment of Long-Lived Assets

SFAS 144 (discussed above in "Critical Accounting Policies") was issued in August 2001 and adopted by us on January 1, 2002. The statement requires one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The statement essentially carried forward existing guidance on determining whether an impairment has occurred and calculating any impairment loss. Therefore, the adoption of this statement has not had, nor do we expect it to have, a material impact on our results of operations or financial position.

RECENTLY ISSUED ACCOUNTING STANDARDS

Classification of Gains and Losses as Extraordinary Items

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections as of April 2002" ("SFAS 145"). The key provision of SFAS 145 that affects us rescinds the existing rule that all gains or losses from the extinguishment of debt should be classified as extraordinary items. Instead, such gains and losses must be analyzed to determine if they meet the criteria for extraordinary item classification based on the event being both unusual and infrequent.

We will adopt SFAS 145 beginning January 1, 2003. Prior period losses must be analyzed to determine if they meet the criteria to be classified as extraordinary items. If they fail the criteria, prior period losses must be reclassified. We anticipate that our prior period losses will be reclassified as an element of income from continuing operations.

Costs Associated with Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, as previously required under EITF Issue 94-3. Examples of costs covered by the standard include lease termination costs and certain employee severance costs associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

We will adopt SFAS 146 beginning January 1, 2003. We do not believe the adoption of this statement will have a material impact on our results of operations or financial position. The time between our commitment to an exit or disposal plan and when costs are actually incurred is typically short.

Guarantee Obligations

In November 2002, the Financial Accounting Standards Board issued its Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that future guarantee obligations be recognized as liabilities at inception of the guarantee contract. It also increases the disclosures required for current and future guarantee obligations.

We have included the disclosures required by FIN 45 in the accompanying notes to consolidated financial statements. We will adopt the initial recognition provisions of FIN 45 to guarantees entered into after December 31, 2002. We do not believe the adoption of this interpretation will have a material impact on our results of operation or financial position.

Stock-based Compensation

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 increases the disclosure requirements for companies which do not voluntarily adopt the fair value based accounting for employee stock compensation prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") on a retroactive basis. SFAS 148 also requires companies to present the pro forma disclosures in interim financial statements.

We have included the annual disclosures required by SFAS 148 in the accompanying notes to consolidated financial statements, and will present the required interim disclosures commencing with our financial statements for the quarter ending March 31, 2003.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed rate borrowings and short-term borrowings under our bank credit facilities and commercial paper program. At December 31, 2002, long-term fixed rate borrowings represented approximately 63% of our total borrowings. Assuming a 100 basis-point change in LIBOR, the primary index on which our floating rate debt is based, our annual interest cost would change by approximately $20 million.

In 2001, we entered into several interest rate swap agreements, designated as fair value hedges, which effectively converted a portion of our fixed rate debt to floating rate debt. In the second quarter of 2002, we terminated all remaining interest rate swaps, which at the time covered $650 million of our fixed rate debt. We received net payments totaling $11 million during 2001 and 2002 upon the termination of interest rate swaps agreements. These amounts have been added to the carrying value of the related debt obligations and are being amortized and recorded as a reduction of interest expense over the remaining life of that debt.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of MGM MIRAGE

We have audited the accompanying consolidated balance sheets of MGM MIRAGE (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MGM MIRAGE and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Las Vegas, Nevada
January 28, 2003, except for
Note 19, as to which the
date is February 28, 2003

CONSOLIDATED BALANCE SHEETS

At December 31 (In thousands, except share amounts)	2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	**$ 211,234**	$ 208,971
Accounts receivable, net	**139,935**	144,374
Inventories	**83,582**	78,037
Income tax receivable	**—**	12,077
Deferred income taxes	**84,348**	148,845
Prepaid expenses and other	**86,311**	69,623
Total current assets	**605,410**	661,927
Property and equipment, net	**8,762,445**	8,891,645
Other assets		
Investment in unconsolidated affiliates	**710,802**	632,949
Goodwill and other intangible assets, net	**256,108**	139,178
Deposits and other assets, net	**170,220**	171,744
Total other assets	**1,137,130**	943,871
	$ 10,504,985	$ 10,497,443
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**$ 69,959**	$ 75,787
Income taxes payable	**637**	—
Current portion of long-term debt	**6,956**	168,079
Accrued interest on long-term debt	**80,310**	78,938
Other accrued liabilities	**592,206**	565,106
Total current liabilities	**750,068**	887,910
Deferred income taxes	**1,769,431**	1,746,272
Long-term debt	**5,213,778**	5,295,313
Other long-term obligations	**107,564**	57,248
Commitments and contingencies (Note 10)		
Stockholders' equity		
Common stock, $.01 par value: authorized 300,000,000 shares, issued 166,393,025 and 163,685,876 shares; outstanding 154,574,225 and 157,396,176 shares	**1,664**	1,637
Capital in excess of par value	**2,125,626**	2,049,841
Deferred compensation	**(27,034)**	—
Treasury stock, at cost (11,818,800 and 6,289,700 shares)	**(317,432)**	(129,399)
Retained earnings	**890,206**	597,771
Other comprehensive loss	**(8,886)**	(9,150)
Total stockholders' equity	**2,664,144**	2,510,700
	$ 10,504,985	$ 10,497,443

The accompanying notes are an integral part of these consolidated financial statements.

Year Ended December 31 (In thousands, except per share amounts)	2002	2001	2000
Revenues			
Casino	$ 2,189,720	$ 2,163,808	$ 1,785,978
Rooms	841,481	837,288	610,082
Food and beverage	757,602	725,335	511,568
Entertainment, retail and other	670,810	653,442	462,135
	4,459,613	4,379,873	3,369,763
Less: Promotional allowances	(428,318)	(407,071)	(286,343)
	4,031,295	3,972,802	3,083,420
Expenses			
Casino	1,104,124	1,123,583	857,118
Rooms	229,568	233,434	180,312
Food and beverage	427,763	412,684	295,862
Entertainment, retail and other	433,585	439,205	291,411
Provision for doubtful accounts	28,352	71,244	42,016
General and administrative	611,866	596,334	441,711
Corporate expense	43,856	37,724	34,793
Preopening and start-up expenses	21,467	5,106	5,624
Restructuring costs (credit)	(17,021)	23,721	23,519
Write-downs and impairments	14,712	47,955	102,225
Depreciation and amortization	398,623	390,726	293,181
	3,296,895	3,381,716	2,567,772
Income from unconsolidated affiliate	32,361	36,816	22,068
Operating income	766,761	627,902	537,716
Non-operating income (expense)			
Interest income	4,515	6,106	12,964
Interest expense, net	(295,626)	(349,478)	(272,856)
Interest expense from unconsolidated affiliate	(596)	(2,370)	(2,043)
Other, net	(8,740)	(4,571)	(741)
	(300,447)	(350,313)	(262,676)
Income before income taxes and extraordinary item	466,314	277,589	275,040
Provision for income taxes	(173,551)	(106,996)	(108,880)
Income before extraordinary item	292,763	170,593	166,160
Extraordinary item			
Loss on early retirements of debt, net of income tax benefits of $176, $419 and $2,983	(328)	(778)	(5,416)
Net income	$ 292,435	$ 169,815	$ 160,744
Basic income per share of common stock			
Income before extraordinary item	$ 1.85	$ 1.07	$ 1.15
Extraordinary item – loss on early retirements of debt, net	—	—	(0.04)
Net income per share	$ 1.85	$ 1.07	$ 1.11
Diluted income per share of common stock			
Income before extraordinary item	$ 1.83	$ 1.06	$ 1.13
Extraordinary item – loss on early retirements of debt, net	—	—	(0.04)
Net income per share	$ 1.83	$ 1.06	$ 1.09

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (In thousands)	2002	2001	2000
Cash flows from operating activities			
Net income	**$ 292,435**	$ 169,815	$ 160,744
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**398,623**	390,726	293,181
Amortization of debt discount and issuance costs	**28,527**	30,505	31,257
Provision for doubtful accounts	**28,352**	71,244	42,016
Loss on early retirements of debt	**504**	1,197	8,399
Write-downs and impairments	**14,712**	47,955	102,225
Income from unconsolidated affiliate	**(31,765)**	(34,446)	(20,025)
Distributions from unconsolidated affiliate	**37,000**	36,000	24,000
Deferred income taxes	**90,852**	65,619	35,595
Tax benefit from stock option exercises	**18,050**	2,137	6,947
Changes in assets and liabilities (net of acquisitions):			
Accounts receivable	**(24,107)**	23,726	(57,281)
Inventories	**(5,685)**	7,464	4,293
Income taxes receivable and payable	**12,714**	(8,512)	71,754
Prepaid expenses and other	**(16,142)**	1,070	(2,731)
Accounts payable and accrued liabilities	**(18,863)**	(5,528)	122,905
Other	**2,751**	(3,089)	(22,294)
Net cash provided by operating activities	**827,958**	795,883	800,985
Cash flows from investing activities			
Purchases of property and equipment	**(300,039)**	(327,936)	(336,499)
Acquisition of Mirage Resorts, Incorporated, net of cash acquired	**—**	—	(5,315,466)
Dispositions of property and equipment	**20,340**	26,840	150,172
Investments in unconsolidated affiliates	**(80,314)**	(38,250)	—
Change in construction payable	**6,313**	3,368	(14,361)
Other	**(17,510)**	(16,227)	(17,018)
Net cash used in investing activities	**(371,210)**	(352,205)	(5,533,172)
Cash flows from financing activities			
Net borrowing (repayment) under bank credit facilities	**(270,126)**	(819,704)	2,182,386
Issuance of long-term debt	**—**	400,000	1,547,052
Debt issuance costs	**(848)**	(8,529)	(75,099)
Issuance of common stock	**45,985**	7,837	1,248,214
Purchases of treasury stock	**(207,590)**	(45,716)	(52,579)
Cash dividend paid	**—**	—	(11,341)
Other	**(21,906)**	3,437	—
Net cash provided by (used in) financing activities	**(454,485)**	(462,675)	4,838,633
Cash and cash equivalents			
Net increase (decrease) for the year	**2,263**	(18,997)	106,446
Balance, beginning of year	**208,971**	227,968	121,522
Balance, end of year	**$ 211,234**	$ 208,971	$ 227,968
Supplemental cash flow disclosures			
Interest paid, net of amounts capitalized	**$ 266,071**	$ 317,773	$ 200,716
State and federal income taxes paid	**44,579**	19,342	30,537
Non-cash investing and financing transactions			
Acquisition of Detroit development rights	**$ 115,055**	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31, 2002, 2001 and 2000 (In thousands)

	Common Stock							
	Shares Outstanding	Par Value	Capital in Excess of Par Value	Deferred Compensation	Treasury Stock	Retained Earnings	Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, December 31, 1999	113,880	$ 1,384	$ 1,261,625	$ —	$ (505,824)	$ 267,165	$ (1,149)	$ 1,023,201
Net income	—	—	—	—	—	160,744	—	160,744
Currency translation adjustment	—	—	—	—	—	—	(4,131)	(4,131)
Total comprehensive income	—	—	—	—	—	—	—	156,613
Issuance of common stock pursuant to stock option grants	1,244	13	16,880	—	—	—	—	16,893
Issuance of common stock in private placement	46,500	235	756,368	—	474,720	—	—	1,231,323
Purchases of treasury stock	(2,494)	—	—	—	(52,579)	—	—	(52,579)
Tax benefit from stock option exercises	—	—	6,947	—	—	—	—	6,947
Dividend payment adjustment	—	—	—	—	—	47	—	47
Balances, December 31, 2000	159,130	1,632	2,041,820	—	(83,683)	427,956	(5,280)	2,382,445
Net income	—	—	—	—	—	169,815	—	169,815
Currency translation adjustment	—	—	—	—	—	—	(2,086)	(2,086)
Derivative loss from unconsolidated affiliate	—	—	—	—	—	—	(1,784)	(1,784)
Total comprehensive income	—	—	—	—	—	—	—	165,945
Issuance of common stock pursuant to stock option grants	497	5	5,884	—	—	—	—	5,889
Purchases of treasury stock	(2,231)	—	—	—	(45,716)	—	—	(45,716)
Tax benefit from stock option exercises	—	—	2,137	—	—	—	—	2,137
Balances, December 31, 2001	157,396	1,637	2,049,841	—	(129,399)	597,771	(9,150)	2,510,700
Net income	—	—	—	—	—	**292,435**	—	**292,435**
Currency translation adjustment	—	—	—	—	—	—	**6,085**	**6,085**
Derivative loss from unconsolidated affiliate	—	—	—	—	—	—	**(5,821)**	**(5,821)**
Total comprehensive income	—	—	—	—	—	—	—	**292,699**
Issuance of restricted stock	**903**	—	**12,000**	**(31,769)**	**19,769**	—	—	—
Cancellation of restricted stock	**(6)**	—	—	**212**	**(212)**	—	—	—
Amortization of deferred compensation	—	—	—	**4,523**	—	—	—	**4,523**
Issuance of common stock pursuant to stock option grants	**2,707**	**27**	**45,735**	—	—	—	—	**45,762**
Purchases of treasury stock	**(6,426)**	—	—	—	**(207,590)**	—	—	**(207,590)**
Tax benefit from stock option exercises	—	—	**18,050**	—	—	—	—	**18,050**
Balances, December 31, 2002	**154,574**	**$ 1,664**	**$ 2,125,626**	**$ (27,034)**	**$ (317,432)**	**$ 890,206**	**$ (8,886)**	**$ 2,664,144**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION

MGM MIRAGE (the "Company") is a Delaware corporation, incorporated on January 29, 1986. As of December 31, 2002, approximately 53% of the outstanding shares of the Company's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian. MGM MIRAGE acts largely as a holding company and, through wholly-owned subsidiaries, operates hotel, casino and entertainment resorts. The Company increased its holdings substantially on May 31, 2000, with the completion of the acquisition (the "Mirage Acquisition") of Mirage Resorts, Incorporated ("Mirage") (see Note 3).

The Company owns and operates the following hotel, casino and entertainment resorts on the Las Vegas Strip in Las Vegas, Nevada: Bellagio, MGM Grand Hotel and Casino – Las Vegas, The Mirage, Treasure Island, New York-New York and the Boardwalk Hotel and Casino. The Company also owns a 50% interest in the joint venture that owns and operates the Monte Carlo Resort & Casino, located on the Las Vegas Strip.

The Company owns the following resorts in other areas of Nevada: Golden Nugget – Las Vegas, in downtown Las Vegas; Golden Nugget – Laughlin, in Laughlin, Nevada; and three resorts in Primm, Nevada at the California/Nevada state line – Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort – as well as two championship golf courses located near the resorts. The Company also owns Shadow Creek, an exclusive world-class golf course located approximately ten miles north of its Las Vegas Strip properties.

The Company, through its wholly owned subsidiary, MGM Grand Detroit, Inc., and its local partners formed MGM Grand Detroit, LLC, to develop a hotel, casino and entertainment complex in Detroit, Michigan. On July 29, 1999, MGM Grand Detroit, LLC commenced gaming operations in an interim facility located directly off of the John C. Lodge Expressway in downtown Detroit. See Note 10 for discussion of the revised development agreement with the City of Detroit.

The Company also owns and operates Beau Rivage, a beachfront resort located in Biloxi, Mississippi, and MGM Grand Hotel and Casino in Darwin, Australia.

A limited liability company owned 50-50 with Boyd Gaming Corporation is developing Borgata, a hotel and casino resort on 27 acres at Renaissance Pointe, located in the Marina area of Atlantic City, New Jersey. The Company also owns approximately 95 developable acres adjacent to Borgata, of which 75 acres are available for future development and 20 acres are for common landscaping and roadways on Renaissance Pointe.

In the second quarter of 2002, the Company received proceeds of $11 million on termination of management agreements covering four casinos in the Republic of South Africa. Prior to the termination, the Company managed three permanent casinos and one interim casino and received management fees from its partner, Tsogo Sun Gaming & Entertainment. The termination fee was recorded as part of entertainment, retail and other revenues in the accompanying consolidated statements of income.

PLAYMGMMIRAGE.com is the Company's online gaming website based in the Isle of Man, an independently governed British Crown dependency located in the Irish Sea off the coast of Great Britain. PLAYMGMMIRAGE.com became operational on September 26, 2002 and initially was not actively marketed. As of December 31, 2002, the operation was in the start-up phase. Because of the current state of the laws concerning Internet wagering, PLAYMGMMIRAGE.com does not accept wagers from the United States and many other jurisdictions.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation. The

Company's operations are primarily in one segment – operation of casino resorts. Other operations, and foreign operations, are not material.

Management's use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost which approximates market value.

Accounts receivable and credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2002, a substantial portion of the Company's receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2002, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories. Inventories consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and equipment. Property and equipment are stated at cost. Gains or losses on dispositions of property and equipment are included in the determination of income. Property and equipment are generally depreciated over the following estimated useful lives on a straight-line basis:

Buildings	40 years
Building improvements	15 to 40 years
Land improvements	15 to 40 years
Equipment, furniture, fixtures, and leasehold improvements	5 to 20 years

We evaluate our property and equipment and other long-lived assets for impairment in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). For assets to be disposed of, we recognize the asset to be sold at the lower of carrying value or fair market value less costs of disposal. Fair market value for assets to be disposed of is estimated based on comparable asset sales, solicited offers, or a discounted cash flow model.

For assets to be held and used, we review fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

For discussion of recognized impairment losses, see Note 15. In October 2002, we announced the suspension of our development activities on our wholly-owned project on the Renaissance Pointe land in Atlantic City. In connection therewith, we reviewed the land for potential impairment, and determined that no impairment was indicated.

Capitalized interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted-average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Goodwill and other intangible assets. Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. The Company's total goodwill at December 31, 2002 was $106 million, of which $26 million relates to the 1995 acquisition of MGM Grand Australia and $80 million relates to goodwill assigned to Bellagio, The Mirage, Treasure Island, and Golden Nugget – Las Vegas in connection with the Mirage Acquisition. The Company's other intangible assets consist primarily of development rights in Detroit (see Note 10) and trademarks, which are indefinite-lived.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS142), was issued in June 2001 and adopted by the Company on January 1, 2002. The statement provides that goodwill and indefinite–lived intangible assets are no longer amortized effective January 1, 2002, but are instead reviewed for impairment within six months of adoption of the statement and at least annually thereafter. The Company completed the necessary impairment reviews in the second and fourth quarters of 2002 and, as a result of the reviews, did not record any impairment charges.

Amortization of goodwill and indefinite–lived intangible assets totaled $3 million and $2 million for the years ended December 31, 2001 and 2000, respectively. Had SFAS 142 been in effect in these periods, the Company's results would have been as follows:

December 31 (In thousands, except per share amounts)	2001		2000	
	As Reported	Adjusted	As Reported	Adjusted
Income before extraordinary item	$ 170,593	$ 173,262	$ 166,160	$ 167,738
Net income	169,815	172,484	160,744	162,322
Basic earnings per share	$ 1.07	$ 1.09	$ 1.11	$ 1.12
Diluted earnings per share	1.06	1.07	1.09	1.10

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs ("casino front money") and for chips in the customers' possession ("outstanding chip liability"). Casino revenues are recognized net of certain sales incentives in accordance with the Emerging Issues Task Force ("EITF") consensus on Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The consensus in EITF 01-9 includes guidance from two previous EITF issues related to the income statement classification of certain sales incentives and point-based loyalty programs which affect our policy for recording gaming revenues.

First, sales incentives must be recorded as a reduction of revenue. The Company's existing policy related to rooms, food and beverage, and other non-casino revenues has always been consistent with this guidance. The Company adopted the previous EITF guidance in the first quarter of 2001 as it related to incentives to induce casino play, which were previously classified as operating expenses. Casino incentives of

$85 million for 2000 have been reclassified to conform to the current presentation, with no effect on previously reported operating income or net income.

Second, the redemption of points in point-loyalty programs, such as points earned in our slot players clubs and our "Players Club", must be recorded as a reduction of revenue. The Company adopted the previous EITF guidance in the first quarter of 2001. Slot club incentives of $41 million for 2000, previously recorded as operating expenses, have been reclassified to conform to the current presentation, with no effect on previously recorded operating income or net income.

Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer. The retail value of accommodations, food and beverage, and other services furnished to hotel-casino guests without charge is included in gross revenue and then deducted as promotional allowances.

The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

Year Ended December 31 (In thousands)	2002	2001	2000
Rooms	**$ 66,678**	$ 66,702	$ 40,346
Food and beverage	**193,073**	187,477	124,750
Other	**20,841**	19,203	22,516
	$ 280,592	$ 273,382	$ 187,612

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense, which is generally included in general and administrative expenses, was $56 million, $52 million and $41 million for 2002, 2001 and 2000, respectively.

Corporate expense. Corporate expense represents unallocated payroll and aircraft costs, professional fees and various other expenses not directly related to the Company's casino resort operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred until development of a specific project has become probable.

Preopening and start-up expenses. The Company accounts for costs incurred during the preopening and start-up phases of operations in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." Preopening and start-up costs, including organizational costs, are expensed as incurred. Costs classified as preopening and start-up expenses include payroll, outside services, advertising, and other expenses related to new or start-up operating properties and customer initiatives.

Income per share of common stock. The weighted-average number of common and common equivalent shares used in the calculation of basic and diluted earnings per share consisted of the following:

Year Ended December 31 (In thousands)	2002	2001	2000
Weighted-average common shares outstanding used in the calculation of basic earnings per share	**157,809**	158,771	145,300
Potential dilution from stock options and restricted stock	**2,131**	2,051	2,601
Weighted-average common and common equivalent shares used in the calculation of diluted earnings per share	**159,940**	160,822	147,901

Stock-based compensation. The Company accounts for stock-based compensation, including employee stock option plans, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and the Financial Accounting Standards Board's Interpretation No. 44, "Accounting for

Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25", and discloses supplemental information in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). The Company does not incur compensation expense for employee stock options when the exercise price is at least 100% of the market value of the Company's common stock on the date of grant. For disclosure purposes, employee stock options are measured at fair value, compensation is assumed to be amortized over the vesting periods of the options, and pro forma results are disclosed as if the Company had applied SFAS 123. See Note 12 for the pro forma disclosures.

Currency translation. The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss).

Comprehensive income. Comprehensive income includes net income and all other non-stockholder changes in equity, or other comprehensive income. Elements of the Company's other comprehensive income are reported in the accompanying consolidated statement of stockholders' equity, and the cumulative balance of these elements consisted of the following:

At December 31 (In thousands)	2002	2001
Foreign currency translation adjustments	**$ (1,281)**	$ (7,366)
Derivative loss from unconsolidated affiliate	**(7,605)**	(1,784)
	$ (8,886)	$ (9,150)

Reclassifications. The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current year presentation.

NOTE 3 — ACQUISITIONS

On May 31, 2000, the Company completed the Mirage Acquisition whereby Mirage shareholders received $21 per share in cash. The acquisition had a total equity value of approximately $4.4 billion. In addition, the Company assumed approximately $2.0 billion of Mirage's outstanding debt, of which approximately $1.0 billion was refinanced and $950 million remains outstanding. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition. The estimated fair value of assets acquired and liabilities assumed (net of the debt refinanced at the time of the acquisition) were $8.0 billion and $2.7 billion, respectively. The operating results for Mirage are included in the consolidated statements of income from the date of acquisition.

On March 1, 1999, the Company completed the Primadonna Acquisition for approximately 19 million shares of the Company's common stock valued at approximately $244 million plus the assumption of debt totaling $315 million. Primadonna shareholders received .66 share of the Company's common stock for every Primadonna share held. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition. The estimated fair value of assets acquired and liabilities assumed were $742 million and $498 million, respectively. The operating results for Primadonna are included in the consolidated statements of income from the date of acquisition.

The following unaudited pro forma consolidated financial information for the Company has been prepared assuming both the Primadonna Acquisition and the Mirage Acquisition had occurred on January 1, 1999:

Year Ended December 31 (In thousands, except per share amounts)	2000	1999
Net revenues	$ 4,123,695	$ 3,738,244
Operating income	$ 711,368	$ 538,536
Income before extraordinary item and cumulative effect of change in accounting principle	$ 190,380	$ 109,987
Net Income	$ 184,964	$ 70,343
Basic earnings per share:		
Income before extraordinary item and cumulative effect of change in accounting principle	$ 1.20	$ 0.66
Net income	$ 1.16	$ 0.42
Weighted average basic shares outstanding	158,932	165,590
Diluted earnings per share:		
Income before extraordinary item and cumulative effect of change in accounting principle	$ 1.18	$ 0.65
Net income	$ 1.15	$ 0.41
Weighted average diluted shares outstanding	161,533	169,769

This unaudited pro forma consolidated financial information is not necessarily indicative of what the Company's actual results would have been had the acquisitions been completed on January 1, 1999.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

At December 31 (In thousands)	2002	2001
Casino	$ 166,612	$ 189,434
Hotel	50,024	41,408
Other	13,770	16,504
	230,406	247,346
Less: Allowance for doubtful accounts	(90,471)	(102,972)
	$ 139,935	$ 144,374

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

At December 31 (In thousands)	2002	2001
Land	$ 4,113,622	$ 4,116,008
Buildings, building improvements and land improvements	3,807,228	3,740,468
Equipment, furniture, fixtures and leasehold improvements	1,934,147	1,775,264
Construction in progress	298,809	261,635
	10,153,806	9,893,375
Less: Accumulated depreciation and amortization	(1,391,361)	(1,001,730)
	$ 8,762,445	$ 8,891,645

NOTE 6 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company has investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted by the Company's share of earnings, losses, capital contributions and distributions of these companies. The Company's investments in unconsolidated affiliates were recorded at their estimated fair value at the date of the Mirage Acquisition, which value exceeded the Company's share of the net assets of the unconsolidated affiliates by approximately $361 million. Substantially all of this difference relates to the excess of the fair value of land owned by the affiliates over its pre-existing carrying value. The investment balance also includes interest capitalized on the Borgata investment, which will be amortized over 40 years once Borgata opens. Investments in unconsolidated affiliates consist of the following:

At December 31 (In thousands)	2002	2001
Victoria Partners – Monte Carlo (50%)	**$ 421,483**	$ 383,218
Marina District Development Company – Borgata (50%)	**289,319**	249,731
	$ 710,802	$ 632,949

The Company records its share of the results of operations of the unconsolidated affiliates as follows:

Year Ended December 31 (In thousands)	2002	2001	2000
Income from unconsolidated affiliate	**$ 32,361**	$ 36,816	$ 22,068
Preopening and start-up expenses	**(7,757)**	(2,376)	(1,544)
Interest expense from unconsolidated affiliate	**(596)**	(2,370)	(2,043)
Other nonoperating income (expense)	**(739)**	1,456	—
	$ 23,269	$ 33,526	$ 18,481

Summarized balance sheet information of the unconsolidated affiliates is as follows:

At December 31 (In thousands)	2002	2001
Current assets	**$ 57,033**	$ 29,413
Property and other assets, net	**1,036,895**	628,110
Current liabilities	**145,119**	153,312
Long-term debt and other liabilities	**331,241**	3,224
Equity	**617,568**	500,987

Summarized results of operations of the unconsolidated affiliates are as follows:

Year Ended December 31 (In thousands)	2002	2001	2000
Net revenues	**$ 250,317**	$ 256,586	$ 276,558
Operating expenses, except preopening expenses	**(184,268)**	(189,738)	(198,002)
Preopening and start-up expenses	**(15,514)**	(4,899)	(3,410)
Operating income	**50,535**	61,949	75,146
Interest expense	**(1,212)**	(4,684)	(6,844)
Other nonoperating income (expense)	**(1,336)**	3,469	958
Net income	**$ 47,987**	$ 60,734	$ 69,260

The 2000 results of operation included in the above table represent a full year of operations for the unconsolidated affiliates. The Company recorded its share of the unconsolidated affiliates' results of operations beginning June 1, 2000, after the investments were acquired in the Mirage acquisition.

NOTE 7 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

At December 31 (In thousands)	2002	2001
Salaries and related	$ 173,047	$ 176,494
Casino outstanding chip liability	62,690	53,201
Taxes, other than income taxes	44,168	40,323
Casino front money	42,803	37,530
Advance deposits and ticket sales	39,601	35,010
Amounts due to City of Detroit	37,760	—
Other liabilities	192,137	222,548
	$ 592,206	$ 565,106

NOTE 8 — LONG-TERM DEBT

Long-term debt consisted of the following:

At December 31 (In thousands)	2002	2001
$2.0 Billion Revolving Credit Facility	$ 1,800,000	$ 1,949,800
$600 Million Revolving Credit Facility	—	207,000
$50 Million Revolving Line of Credit	50,000	—
Australian Bank Facility, due 2004	15,726	17,306
Other Note due to Bank	40,000	—
$300 Million 6.95% Senior Notes, due 2005, net	302,169	299,249
$200 Million 6.625% Senior Notes, due 2005, net	192,830	189,847
$250 Million 7.25% Senior Notes, due 2006, net	232,176	221,427
$710 Million 9.75% Senior Subordinated Notes, due 2007, net	704,459	703,204
$200 Million 6.75% Senior Notes, due 2007, net	179,603	176,196
$200 Million 6.75% Senior Notes, due 2008, net	177,698	174,426
$200 Million 6.875% Senior Notes, due 2008, net	198,509	198,215
$850 Million 8.50% Senior Notes, due 2010, net	846,116	845,610
$400 Million 8.375% Senior Subordinated Notes, due 2011	400,000	400,000
$100 Million 7.25% Senior Debentures, due 2017, net	80,567	79,982
Other Notes	881	1,130
	5,220,734	5,463,392
Less: Current portion	(6,956)	(168,079)
	$ 5,213,778	$ 5,295,313

Total interest incurred during 2002, 2001 and 2000 was $358 million, $428 million and $364 million, respectively, of which $62 million, $79 million and $91 million, respectively, was capitalized.

On April 11, 2000, the Company entered into three senior credit agreements providing for bank financing totaling $4.3 billion from syndicates of banks each led by Bank of America, N.A. (collectively, the "Senior Facilities"). The Senior Facilities consisted of (1) a $2.0 billion senior revolving credit facility which matures on May 31, 2005 (the "$2.0 billion Revolving Credit Facility"); (2) a $1.0 billion, 364-day, senior revolving credit facility, which matured on April 6, 2001 and was replaced by an $800 million senior revolving credit facility, which matured on April 5, 2002 and was replaced by a $600 million senior revolving credit facility, which matures on April 4, 2003 (the "$600 million Revolving Credit Facility"); and (3) a $1.3 billion senior term loan which matured on April 6, 2001 (the "$1.3 billion Term Loan").

Interest on the Senior Facilities is based on the bank reference rate or Eurodollar rate. As of December 31, 2002 and 2001, the Company's borrowing rate was approximately 2.8% and 3.2%, respectively. Stand-by letters of credit totaling $85 million were outstanding as of December 31, 2002 under the $2.0 billion Revolving Credit Facility.

The Company established a commercial paper program during 2001 that provides for the issuance, on a revolving basis, of up to $500 million of uncollateralized short-term notes. The Company is required to maintain credit availability under its Senior Facilities equal to the outstanding principal amount of commercial paper borrowings. No commercial paper borrowings were outstanding at December 31, 2002 or 2001.

In September 2002, the Company entered into a $50 million unsecured revolving line of credit with a bank, which expires on April 4, 2003. In August 2002, the

Company terminated its MGM Grand Detroit, LLC credit facility, originally due in 2003. The Detroit credit facility had no amounts outstanding at December 31, 2001. The early termination resulted in an extraordinary loss on early retirement of debt of $0.3 million, net of tax, for the write-off of unamortized debt issuance costs. On May 5, 2000, the Company's shelf registration statement, which allows the Company to issue a total of up to $2.75 billion of debt and equity securities from time to time in public offerings, was declared effective by the Securities and Exchange Commission. On May 31, 2000, the Company issued under the shelf registration statement $710 million of senior subordinated notes, which carry a coupon of 9.75% and are due on June 1, 2007. Proceeds from this offering were used to repay a portion of the then outstanding borrowings under Mirage's senior credit facility. On September 15, 2000, the Company issued under the shelf registration statement $850 million of senior notes, which carry a coupon of 8.50% and are due on September 15, 2010. On January 23, 2001, the Company issued under the shelf registration statement $400 million of senior subordinated notes, which carry a coupon of 8.375% and are due on February 1, 2011. Proceeds from the September 2000 and January 2001 offerings were used to repay a portion of the $1.3 billion Term Loan. Remaining capacity under the shelf registration statement after issuance of these notes is $790 million. Any future public offering of securities under the shelf registration statement will only be made by means of a prospectus supplement.

In connection with the Mirage Acquisition, all of the outstanding Mirage senior notes and debentures became obligations of the Company. The notes and debentures are in various tranches as follows: (1) $200 million 6.625% senior notes due February 2005; (2) $250 million 7.25% senior notes due October 2006; (3) $200 million 6.75% senior notes due August 2007; (4) $200 million 6.75% senior notes due February 2008; and (5) $100 million 7.25% senior debentures due August 2017 (collectively, the "Mirage Notes"). The Mirage Notes as well as the Company's other senior notes are *pari passu* with the Senior Facilities.

The Company and each of its material subsidiaries, including Mirage but excluding MGM Grand Detroit, LLC and the Company's foreign subsidiaries, are directly liable for or unconditionally guarantee the Senior Facilities, the senior notes, the Mirage Notes and the senior subordinated notes. MGM Grand Detroit, LLC is a guarantor under the Senior Facilities, but only to the extent that the proceeds of borrowings under such facilities are made available to MGM Grand Detroit, LLC.

During January 2002, Moody's Investors Service lowered its rating on the Company's senior notes to one level below investment grade (Ba1). As a result, substantially all of the Company's assets other than assets of its foreign subsidiaries and certain assets in use at MGM Grand Detroit were pledged as collateral for the Company's senior notes (excluding subordinated notes and the $50 million line of credit) and the $2.0 billion and $800 million (subsequently reduced to $600 million) revolving credit facilities.

The Company's long-term debt obligations contain certain customary covenants. The Company's Senior Facilities contain covenants that require the Company to maintain certain financial ratios. At December 31, 2002, the Company was required to maintain a maximum leverage ratio (average debt to EBITDA, as defined) of 5.75:1, decreasing periodically to 4.5:1 by March 2004. The Company was also required to maintain a minimum coverage ratio (EBITDA to interest charges, as defined) of 2.5:1, increasing to 3.0:1 at March 2004. As of December 31, 2002, the Company's leverage and interest coverage ratios were 4.5:1 and 3.6:1, respectively.

The Company attempts to limit its exposure to interest rate risk by managing the mix of its long-term fixed rate borrowings and short-term borrowings under its bank credit facilities and commercial paper program. During June 2001, the Company entered into interest rate swap agreements designated as fair value hedges of its $500 million of fixed rate debt due in 2005. During September and October

2001, those swap agreements were terminated and replaced by new agreements designated as fair value hedges of $550 million of fixed rate debt due in 2005 and 2006. The Company entered into an additional swap agreement designated as a fair value hedge of $100 million in the first quarter of 2002. Under the terms of these agreements, the Company made payments based on specified spreads over six-month LIBOR, and received payments equal to the interest payments due on the fixed rate debt. Giving effect to these agreements, the Company's fixed rate borrowings represented approximately 51% of total borrowings at December 31, 2001.

In the second quarter of 2002, the Company terminated interest rate swap agreements designated as fair value hedges covering $650 million of its fixed rate debt due in 2005 and 2006. The interest rate swap agreements qualified for the "shortcut" method allowed under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which allows an assumption of no ineffectiveness in the hedging relationship. As such, there was no impact on net income from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments was recorded as an asset or liability on the Company's balance sheet, with an offsetting adjustment to the carrying value of the related debt. Other long-term obligations in the accompanying December 31, 2001 balance sheet included $13 million representing the fair value of interest rate swap agreements at that date, with corresponding aggregate decreases in the carrying value of the Company's long-term debt. The Company received net payments totaling $11 million during 2001 and 2002 upon the termination of its swap agreements. These amounts have been added to the carrying value of the related debt obligations and are being amortized and recorded as a reduction of interest expense over the remaining life of that debt. The Company's fixed rate borrowings represented approximately 63% of total borrowings at December 31, 2002.

Maturities of the Company's long-term debt as of December 31, 2002 are as follows:

Years ending December 31 *(In thousands)*	
2003	$ 96,956
2004	9,085
2005	2,300,145
2006	250,157
2007	910,171
Thereafter	1,750,093
	5,316,607
Debt discount	(102,744)
Swap deferred gain	6,871
	$ 5,220,734

Amounts due in 2003 for which borrowing capacity was available under the Company's long-term credit facilities have been excluded from current liabilities in the accompanying consolidated balance sheet.

The estimated fair value of the Company's long-term debt at December 31, 2002 was approximately $5.6 billion, versus its book value of $5.2 billion. At December 31, 2001, the estimated fair value of the Company's long-term debt was approximately $5.6 billion, versus its book value of $5.5 billion. The estimated fair value of the Company's public debt securities was based on quoted market prices on or about December 31, 2002 and 2001. The estimated fair value of the Company's outstanding credit facility borrowings was assumed to approximate book value due to the short-term nature of the borrowings.

NOTE 9 — INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

The income tax provision attributable to income before income taxes and extraordinary item is as follows:

Year Ended December 31 (In thousands)	2002	2001	2000
Current—federal	**$ 53,853**	$ 28,505	$ 26,303
Deferred—federal	**110,114**	69,124	72,322
Provision for federal income taxes	**163,967**	97,629	98,625
Current—state	**6,169**	6,156	6,365
Deferred—state	**(51)**	366	421
Provision for state income taxes	**6,118**	6,522	6,786
Current—foreign	**6,379**	3,436	4,325
Deferred—foreign	**(2,913)**	(591)	(856)
Provision for foreign income taxes	**3,466**	2,845	3,469
	$ 173,551	$ 106,996	$ 108,880

Reconciliation of the federal income tax statutory rate and the Company's effective tax rate is as follows:

Year Ended December 31	2002	2001	2000
Federal income tax statutory rate	**35.0%**	35.0%	35.0%
State income tax (net of federal benefit)	**0.9**	1.5	1.6
Permanent and other items	**1.3**	2.1	3.0
	37.2%	38.6%	39.6%

The major tax effected components of the Company's net deferred tax liability are as follows:

At December 31 (In thousands)	2002	2001
Deferred tax assets—federal and state		
Bad debt reserve	**$ 44,648**	$ 48,492
Tax credit carryforwards	**17,694**	57,599
Net operating loss carryforward	**9,575**	18,912
Preopening costs	**50,196**	67,261
Accruals, reserves and other	**28,390**	27,291
	150,503	219,555
Less: Valuation allowance	**(7,073)**	—
	143,430	219,555
Deferred tax liabilities—federal and state		
Property and equipment	**(1,698,950)**	(1,679,080)
Other	**(131,180)**	(136,606)
	(1,830,130)	(1,815,686)
Deferred taxes—foreign	**1,617**	(1,296)
Net deferred tax liability	**$(1,685,083)**	$ (1,597,427)

For U.S. federal income tax return purposes, the Company has a net operating loss carryforward of $9 million, which will begin to expire in 2010, an alternative minimum tax credit carryforward of $6 million, which does not expire, and a general business tax credit carryforward of $11 million, which expires in various periods through 2022. For state tax purposes, the Company has a New Jersey net operating loss carryforward of $108 million, which equates to a $6 million deferred tax asset, after federal tax effect, and before valuation allowance. The New Jersey net operating loss carryforwards begin to expire in 2003.

At December 31, 2002, there is a $7 million valuation allowance provided on certain New Jersey state net operating loss carryforwards and other New Jersey state deferred tax assets because management believes these assets do not meet the "more likely than not" criteria for recognition under SFAS 109. Management believes all other deferred tax assets are more likely than not to be realized because of the future reversal of existing taxable timing differences and expected future taxable income. Accordingly, there are no other valuation allowances provided at December 31, 2002.

Undistributed earnings of the Company's foreign subsidiaries amounted to $19 million at December 31, 2002. Those earnings are considered to be indefinitely reinvested in the operations of the foreign subsidiaries and, accordingly, no provision for U.S. federal or state income taxes has been provided thereon.

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Leases. The Company leases real estate and various equipment under operating and, to a lesser extent, capital lease arrangements. Certain real estate leases provide for escalation of rent based upon a specified price index and/or based upon periodic appraisals.

At December 31, 2002, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

Years ending December 31 (In thousands)	Operating Leases	Capital Leases
2003	$ 16,106	$ 1,106
2004	14,412	148
2005	12,548	148
2006	11,731	147
2007	10,809	74
Thereafter	352,765	—
Total minimum lease payments	$ 418,371	1,623
Less: Amounts representing interest		(162)
Total obligations under capital leases		1,461
Less: Amounts due within one year		(1,004)
Amounts due after one year		$ 457

The current and long-term obligations under capital leases are included in the "Other accrued liabilities" and "Other long-term obligations" captions, respectively, in the accompanying consolidated balance sheets.

Rental expense for operating leases was $23 million, $24 million and $18 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Detroit Development Agreement. MGM Grand Detroit, LLC has operated an interim casino facility in downtown Detroit since July 29, 1999, and has been planning a permanent casino facility under a development agreement with the City of Detroit. On August 2, 2002 the Detroit City Council approved revised development agreements with the Company and two other developers. The revised development agreement released the Company and the City from certain of their obligations under the original agreement and significantly changed other provisions of the original agreement. Under the revised agreement:

- The Company is no longer required to locate the permanent casino facility along the Detroit River. Rather, the permanent casino is expected to be located near the existing temporary casino on land to be purchased by the Company.

- The Company will continue to provide letter of credit support for $50 million of bonds issued by the Economic Development Corporation of the City of Detroit for land purchases along the Detroit River. The letter of credit will be drawn on to make interest and principal payments on the bonds, which mature in 2009.

- The initial required hotel size for the permanent casino was reduced from 800 rooms to 400 rooms.

- The Company can operate the interim casino facility until the permanent casino opens (expected by January 2006, subject to delays resulting from the Lac Vieux litigation). Previously, the interim casino would have closed in January 2003.

The Company has recorded an intangible asset (development rights, deemed to have an indefinite life) of approximately $115 million in connection with its payment obligations under the revised development agreement. Payments of $19 million were made through December 31, 2002, assets of $3 million will be transferred to the City, and the remaining obligations have been classified as either accrued liabilities ($38 million) or other long-term obligations ($55 million), depending on the payment date. The long-term obligations include the Company's obligation for repayment of the $50 million of bonds described above. In addition to the above payments, the Company will pay the City 1% of gaming revenues (2% if annual revenues exceed $400 million) beginning January 1, 2006.

The Company is currently in the process of obtaining land and developing plans for the permanent casino facility, and currently expects the project to cost approximately $575 million (including land, capitalized interest and preopening expenses, but excluding approximately $115 million of payments to the City discussed above). The design, budget and schedule of the permanent facility are at an early stage, and the ultimate timing, cost and scope of the project is subject to risks attendant to large-scale projects.

The ability to construct the permanent casino facility is currently subject to resolution of the Lac Vieux litigation. In January 2002, the 6th Circuit Court of Appeals ruled that the ordinance governing the casino developer selection process in Detroit violated the First Amendment to the United States Constitution, because of preference given to certain bidders. The Company's operating subsidiary did not receive preference in the selection process. The 6th Circuit Court remanded the case to the Federal District Court, which rejected the plaintiff's request for a re-bidding process and determined that the only suitable remedy to the plaintiff was declaring the ordinance unconstitutional. The plaintiff has appealed, and the 6th Circuit Court has issued an injunction, pending appeal, prohibiting the City and the developers from commencing construction pending further action of the 6th Circuit Court.

Borgata. The Company contributed 27 acres of land for its ownership interest in Borgata. Boyd Gaming Corporation contributed $90 million of cash. Borgata obtained a $630 million secured bank credit facility, which is non-recourse to the Company. Each party is required to contribute an additional $134 million in cash to the venture to fund the project. As of December 31, 2002, each party had made $92 million of such contributions, including contributions made by Mirage before the Mirage Acquisition.

Guarantees. The Company is party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company's Senior Facilities limit the amount of letters of credit that can be issued to $150 million, and the amount of available borrowings under the Senior Facilities is reduced by any outstanding letters of credit. At December 31, 2002, the Company had provided a $50 million letter of credit to support the Economic Development Corporation bonds, referred to above, which are a liability of the Company. A $25 million letter of credit supports the Company's requirement to make the additional equity contributions to Borgata referred to above.

The Company has indemnified the City of Detroit up to $20 million related to the Lac Vieux and certain other litigation. This obligation has been accrued as part of the $115 million obligation to the City of Detroit referred to above.

Litigation. The Company is a party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

NOTE 11 — STOCKHOLDERS' EQUITY

On August 5, 1999, the Company announced a 12-month stock repurchase program for up to 10 million shares of its common stock. The Company purchased a total of 3.1 million shares for an approximate cost of $66 million through February 2000. The repurchase program was suspended as a result of the Mirage Acquisition and subsequently expired.

On April 18, 2000, the Company completed a private placement of 46.5 million shares of its common stock for a total purchase price of $1.23 billion. On May 18, 2000, as required by the private placement agreement, the Company filed a shelf registration statement to register the resale of these shares. Tracinda Corporation purchased 23 million shares in the private placement.

On August 29, 2001, the Company announced a stock repurchase program for up to 10 million shares of its common stock. The Company purchased a total of 9 million shares at a total cost of $253 million through December 31, 2002 under this program.

In May 2002, the Board of Directors approved a restricted stock plan. The plan allowed for the issuance of up to 1,000,000 shares of Company common stock to certain key employees. The restrictions on selling these shares lapse 50% on the third anniversary date from the grant date and 50% on the fourth anniversary date after the grant date. Through December 31, 2002, 903,000 shares were issued, with an aggregate value of $32 million. This amount was recorded as deferred compensation in the accompanying consolidated balance sheet and is being amortized to operating expenses on a straight-line basis through the period in which the restrictions fully lapse. Amortization for the year ended December 31, 2002 was $5 million, and 897,000 shares were outstanding under the plan at December 31, 2002. In November 2002, the Board of Directors determined that no more awards would be granted under the restricted stock plan.

NOTE 12 — STOCK OPTION PLANS

The Company has adopted nonqualified stock option plans and incentive stock option plans which provide for the granting of stock options to eligible directors, officers and employees. The plans are administered by the Compensation and Stock Option Committee of the Board of Directors. Salaried officers, directors and other key employees of the Company and its subsidiaries are eligible to receive options. The exercise price in each instance is 100% of the fair market value of the Company's common stock on the date of grant. The options have 10-year terms and in most cases are exercisable in either four or five equal annual installments.

In November 2001, the Company offered its employees and members of its Board of Directors the opportunity to surrender certain stock options in exchange for the issuance of options equal in number to 90% of the options surrendered. The replacement options were to be granted no earlier than 6 months and one day after the options were surrendered, at an exercise price equal to the market price of the Company's common stock on the date the replacement options were granted. In connection with the November 2001 offer, 5.7 million options with an average exercise price of $32.57 were surrendered in December 2001 and 5.2 million replacement options with an exercise price of $34.15 were granted in June 2002.

As of December 31, 2002, the aggregate number of shares subject to options available for grant under all of the plans was 2.5 million. A summary of the status of the Company's nonqualified stock option and incentive stock option plans for each of the years ended December 31, 2002, 2001 and 2000 is presented as follows:

	2002		2001		2000	
	Shares (000's)	**Weighted Average Exercise Price**	Shares (00's)	Weighted Average Exercise Price	Shares (000')	Weighted Average Exercise Price
Outstanding at beginning of year	**11,049**	**$ 20.67**	17,567	$ 24.22	10,992	$ 17.00
Granted	**6,484**	**34.17**	905	29.41	8,738	31.55
Exercised	**(2,707)**	**16.99**	(759)	17.23	(1,244)	13.36
Terminated	**(503)**	**29.51**	(6,664)	31.49	(919)	22.98
Outstanding at end of year	**14,323**	**27.18**	11,049	20.67	17,567	24.22
Exercisable at end of year	**7,582**	**24.90**	5,664	18.10	3,536	15.25

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (000's)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable (000's)	Weighted Average Exercise Price
$ 9.48 - $ 14.21	**2,655**	**4.6**	**$ 13.10**	**2,057**	**$ 13.07**
$ 14.22 - $ 18.94	**530**	**5.0**	**17.54**	**305**	**16.95**
$ 18.95 - $ 23.68	**814**	**7.0**	**20.60**	**553**	**20.38**
$ 23.69 - $ 28.41	**1,926**	**6.8**	**24.02**	**1,172**	**23.96**
$ 28.42 - $ 33.15	**2,082**	**7.9**	**31.73**	**836**	**32.05**
$ 33.16 - $ 37.88	**6,208**	**7.7**	**34.12**	**2,659**	**34.08**
$ 37.89 - $ 42.62	**108**	**9.3**	**40.27**	**—**	**—**
	14,323	**6.9**	**27.18**	**7,582**	**24.90**

Had the Company accounted for these plans under the fair value method allowed by SFAS 123, the Company's net income and earnings per share would have been reduced to recognize the fair value of employee stock options. The following are required disclosures under SFAS 123 and SFAS 148:

(In thousands, except per share amounts)

Year Ended December 31	**2002**	2001	2000
Net income			
As reported	**$ 292,435**	$ 169,815	$ 160,744
Stock-based compensation under SFAS 123	**(49,713)**	(12,784)	(30,464)
Pro forma	**$ 242,722**	$ 157,031	$ 130,280
Basic earnings per share			
As reported	**$ 1.85**	$ 1.07	$ 1.11
Stock-based compensation under SFAS 123	**(0.31)**	(0.08)	(0.21)
Pro forma	**$ 1.54**	$ 0.99	$ 0.90
Diluted earnings per share			
As reported	**$ 1.83**	$ 1.06	$ 1.09
Stock-based compensation under SFAS 123	**(0.31)**	(0.08)	(0.21)
Pro forma	**$ 1.52**	$ 0.98	$ 0.88

There was no cost of employee stock-based compensation included in reported net income for the periods presented. For purposes of computing the pro forma compensation, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates of 4% in 2002 and 2001, and 6% in 2000; no expected dividend yields for the years presented; expected lives of 5 years for the years presented; and expected volatility of 50% in 2002, 40% in 2001 and 38% in 2000. The estimated weighted average fair value of options granted in 2002, 2001 and 2000 was $16.32, $12.23 and $13.25, respectively.

NOTE 13 — EMPLOYEE BENEFIT PLANS

Employees of the Company who are members of various unions are covered by union-sponsored, collectively bargained, multi-employer health and welfare and defined benefit pension plans. The Company recorded an expense of $82 million in 2002, $65 million in 2001 and $38 million in 2000 under such plans. The plans' sponsors have not provided sufficient information to permit the Company to determine its share of unfunded vested benefits, if any.

The Company is self-insured for most health care benefits for its non-union employees. The liability for claims filed and estimates of claims incurred but not reported is included in the "Other accrued liabilities" caption in the accompanying consolidated balance sheets.

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code covering its non-union employees. The plans allow employees to defer, within prescribed limits, up to 20% of their income on a pre-tax basis through contributions to the plans. The Company matches, within prescribed limits, a portion of eligible employees' contributions. The Company recorded charges for matching contributions of $13 million in 2002, $15 million in 2001 and $12 million in 2000.

Until 2002, the Company maintained an employee stock purchase plan. The plan provided eligible employees the opportunity to purchase shares of the Company's common stock via payroll deductions. The price for each share of common stock was the weighted average price paid for all the shares purchased by the plan administrator on behalf of the participating employees on the last trading day of each month. The Company paid the administrative costs of the plan. The plan was discontinued in February 2002.

The Company and MGM Grand Las Vegas maintain a nonqualified deferred retirement plan for certain key employees. The plan allows participants to defer, on a pre-tax basis, a portion of their salary and bonus and accumulate tax deferred earnings, plus investment earnings on the deferred balances, as a retirement fund. All deferred amounts vest immediately. There are no employer matching contributions made under this plan.

The Company implemented a second nonqualified deferred retirement plan effective January 1, 2001 for certain key employees. The plan allows participants to defer, on a pre-tax basis, a portion of their salary and bonus and accumulate tax deferred earnings, plus investment earnings on the deferred balances, as a retirement fund. Participants receive a Company match of up to 4% of salary, net of any Company match received under the Company's 401(k) plan. All employee deferrals vest immediately. The Company matching contributions vest ratably over a three-year period. The Company recorded charges for matching contributions of $1 million in 2002 and $1 million in 2001.

The Company implemented a supplemental executive retirement plan ("SERP") for certain key employees effective January 1, 2001. The SERP is a nonqualified plan under which the Company makes quarterly contributions which are intended to provide a retirement benefit that is a fixed percentage of a participant's estimated final five-year average annual salary, up to a maximum of 65%. Company contributions and investment earnings on the contributions are tax-deferred and accumulate as a retirement fund. Employees do not make contributions under this plan. A portion of the Company contributions and investment earnings thereon vests after three years of SERP participation and the remaining portion vests after both five years of SERP participation and 10 years of continuous service. The Company recorded expense of $5 million and $4 million under this plan in 2002 and 2001, respectively.

NOTE 14 — RESTRUCTURING COSTS

During the first quarter of 2000, management initiated and completed a restructuring plan designed to consolidate certain general and administrative functions at New York-New York and MGM Grand Las Vegas. This restructuring resulted in a charge against earnings in the first quarter of 2000 totaling $5 million. Approximately 70 people were affected by the reductions, primarily at the Company's operating resorts (excluding the Mirage properties).

In connection with the Mirage Acquisition, management initiated a comprehensive restructuring plan designed to reduce costs and improve efficiencies of the combined operations of the Company. This restructuring resulted in a charge against earnings in the second quarter of 2000 totaling $18 million, primarily related to the accrual of costs associated with contract terminations and staffing reductions of approximately $6 million, the buyout of various leases of approximately $11 million and other related restructuring costs of $1 million. Approximately 125 people were affected by the reductions, primarily at the Company's operating properties (excluding the Mirage properties). In December 2002, the Company recorded a restructuring credit of $10 million related to a lease contract termination accrual originally recorded in June 2000. The contract termination provided for payments based on the results of a successor tenant, and in December 2002 management determined that payment under this obligation is not probable.

During the third quarter of 2001, management responded to a decline in business volumes caused by the September 11 attacks by implementing cost containment strategies which included a significant reduction in payroll and a refocusing of several of the Company's marketing programs. Approximately 6,400 employees (on a full-time equivalent basis) were laid off or terminated, resulting in a $20 million charge against earnings, primarily related to the accrual of severance pay, extended health care coverage and other related costs in connection with these personnel reductions. During the fourth quarter of 2001, there were additional personnel reductions related to the September 11 attacks, resulting in a $2 million charge against earnings. An additional $2 million fourth quarter restructuring charge related to the termination of the Holiday Inn franchise agreement at the Boardwalk Hotel and Casino.

As a result of improving business levels and the Company's success at re-hiring a substantial number of previously laid off or terminated employees, management determined in 2002 that a portion of the remaining accrual would now not be necessary. This resulted in a restructuring credit of $10 million.

The Company recorded $3 million of restructuring charges in December 2002 related to contract termination costs for a restaurant and the EFX show at MGM Grand Las Vegas.

The following table summarizes restructuring costs and period-end restructuring accruals:

(In thousands)	Initial Provision	Cash Payments	Non-cash reductions	Balance at December 31, 2002
First quarter 2000 restructuring plan	$ 5,479	$ (5,479)	$ —	$ —
2000 restructuring in connection with the Mirage Acquisition	18,040	(7,937)	(9,857)	246
2001 restructuring in response to the events of September 11, 2001	21,841	(10,874)	(10,421)	546
2001 franchise termination costs	1,880	(1,880)	—	—
2002 lease and show termination costs	3,257	(2,507)	—	750
	$ 50,497	$ (28,677)	$ (20,278)	$ 1,542

NOTE 15 — ASSET WRITE-DOWNS AND IMPAIRMENTS

In June 2000, the Company recognized a charge against earnings of $102 million for write-downs and impairments. Approximately $49 million of the charge related to projects previously under development which management, in June 2000, determined not to pursue, driven by changes in strategy resulting from the acquisition of Mirage. Significant elements of this charge were: (1) a write-down to fair value (based on recent comparable market sales) of land on the Atlantic City Boardwalk ($26 million), which was reclassified as held for sale; (2) a write-down to fair value (based on solicited offers) of a golf course under development ($9 million), which was subsequently sold in the fourth quarter of 2000; and (3) a write-off of costs previously incurred for the development of a hotel tower at MGM Grand Las Vegas ($14 million).

Approximately $19 million of the June 2000 charge related to losses on the abandonment, disposal or divestiture of certain non-strategic assets during the second quarter of 2000, primarily in-progress construction and information systems projects which management terminated during the quarter. The remaining charge ($34 million) resulted from the closure of the MGM Grand Las Vegas Theme Park. The equipment and related theme park assets were written down to salvage value (determined by reference to comparable assets) based on management's strategic decision not to operate a theme park and to sell the theme park assets.

In the third quarter of 2001 the Company reassessed the carrying value of certain assets and recognized an impairment charge of $47 million. Approximately $32 million of this charge related to a further write-down of land held for sale on the Atlantic City Boardwalk. This write-down resulted from a reassessment of the fair value of the land subsequent to the attacks, and was based on comparable sales data adjusted for the impact of recently enacted legislation authorizing large-scale gaming in the state of New York. Management believes this legislation had a negative impact on real estate values on the Atlantic City Boardwalk. The remaining charge relates to several assets abandoned in response to the September 11 attacks, primarily in-progress construction projects which management terminated after the attacks.

In September 2002, the Company recorded write-downs and impairments of $13 million. In September 2002, Tropical Storm Isidore caused property damage at Beau Rivage totaling $8 million, including clean-up costs. The amount of the write-down for damaged assets was determined based on the net book value of the assets and engineering estimates. In connection with the revised development agreement in Detroit (see discussion in Note 10), the Company wrote off $5 million, which is the net book value of previously incurred development costs associated with the riverfront permanent casino site ($9 million), offset by previously accrued obligations no longer required under the revised development agreement ($4 million).

In December 2002, the Company recorded $2 million of write-downs and impairments, which represented the net book value of assets abandoned or replaced with new construction.

NOTE 16 — RELATED PARTY TRANSACTIONS

The Company's related party transactions generally fall into the following categories:

- Payment of license fees to an entity affiliated through common ownership;
- Payment of professional fees to firms affiliated with certain of our directors;
- Payment to certain directors for consulting services outside of the scope of their duties as directors;
- Rental of aircraft from entities affiliated through common ownership.

Such transactions aggregated $3 million in 2002, $3 million in 2001 and $7 million in 2000, and included aggregate payments of $5 million for legal fees and $3 million for license fees. In addition, the Company earned revenue of $1 million from related parties in 2002, primarily for the use of our resort facilities; such revenue was immaterial in 2001 or 2000.

NOTE 17 — CONSOLIDATING CONDENSED FINANCIAL INFORMATION

The Company's subsidiaries (excluding MGM Grand Detroit, LLC and certain minor subsidiaries) have fully and unconditionally guaranteed, on a joint and several basis, payment of the Senior Facilities, the senior notes, the Mirage Notes, and the senior subordinated notes. Separate condensed financial statement information for the subsidiary guarantors and non-guarantors as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 is as follows:

As of and for the Year ended December 31 (In thousands)	2002					2001				
Balance Sheet	**Parent**	**Guarantor Subsidiaries**	**Non-Guarantor Subsidiaries**	**Elimination**	**Consolidated**	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Current assets	$ 92,459	$ 457,812	$ 55,139	$ —	$ 605,410	$ 19,613	$ 469,078	$ 65,423	$ 107,813	$ 661,927
Property and equipment, net	10,375	8,597,957	166,085	(11,972)	8,762,445	11,616	8,715,875	176,126	(11,972)	8,891,645
Investment in subsidiaries	7,490,107	122,897	—	(7,613,004)	—	7,128,853	126,895	—	(7,255,748)	—
Investment in unconsolidated affiliates	127,902	925,065	—	(342,165)	710,802	127,902	847,212	—	(342,165)	632,949
Intercompany note receivable	—	—	—	—	—	94,124	(94,124)	—	—	—
Other non-current assets	39,037	246,187	141,104	—	426,328	46,315	237,685	26,922	—	310,922
	$ 7,759,880	$ 10,349,918	$ 362,328	$ (7,967,141)	$ 10,504,985	$ 7,428,423	$ 10,302,621	$ 268,471	$ (7,502,072)	$ 10,497,443
Current liabilities	$ (1,015,734)	$ 1,696,668	$ 69,134	$ —	$ 750,068	$ 311,389	$ 721,976	$ 45,032	$ (190,487)	$ 887,910
Deferred income taxes	1,769,017	—	414	—	1,769,431	159,481	1,486,849	2,761	97,181	1,746,272
Long-term debt	4,341,253	863,579	8,946	—	5,213,778	4,441,352	842,793	11,168	—	5,295,313
Other non-current liabilities	1,200	50,074	56,290	—	107,564	5,501	51,153	594	—	57,248
Stockholders' equity	2,664,144	7,739,597	227,544	(7,967,141)	2,664,144	2,510,700	7,199,850	208,916	(7,408,766)	2,510,700
	$ 7,759,880	$ 10,349,918	$ 362,328	$ (7,967,141)	$ 10,504,985	$ 7,428,423	$ 10,302,621	$ 268,471	$ (7,502,072)	$ 10,497,443
Statement of Operations										
Net revenues	$ —	$ 3,592,819	$ 438,476	$ —	$ 4,031,295	$ —	$ 3,576,415	$ 396,387	$ —	$ 3,972,802
Equity in subsidiaries earnings	671,076	108,361	—	(779,437)	—	559,172	92,007	—	(651,179)	—
Expenses:										
Casino and hotel operations	—	1,991,255	203,785	—	2,195,040	—	2,021,143	187,763	—	2,208,906
Provision for doubtful accounts	—	27,994	358	—	28,352	—	70,484	760	—	71,244
General and administrative	—	561,468	50,398	—	611,866	—	550,735	45,599	—	596,334
Corporate expense	3,268	40,588	—	—	43,856	10,073	27,651	—	—	37,724
Preopening and start-up expenses	403	21,064	—	—	21,467	—	5,006	100	—	5,106
Restructuring costs (credit)	—	(17,021)	—	—	(17,021)	—	23,749	(28)	—	23,721
Write-downs and impairments	—	9,958	4,754	—	14,712	—	47,720	235	—	47,955
Depreciation and amortization	2,683	366,643	26,239	3,058	398,623	1,079	361,424	28,223	—	390,726
	6,354	3,001,949	285,534	3,058	3,296,895	11,152	3,107,912	262,652	—	3,381,716
Income from unconsolidated affiliate	—	32,361	—	—	32,361	—	36,816	—	—	36,816
Operating income	664,722	731,592	152,942	(782,495)	766,761	548,020	597,326	133,735	(651,179)	627,902
Interest expense, net	(239,510)	(35,724)	(16,473)	—	(291,707)	(286,231)	(40,759)	(18,752)	—	(345,742)
Other, net	—	(10,668)	(1,130)	3,058	(8,740)	297	(4,748)	(120)	—	(4,571)
Income before income taxes and extraordinary item	425,212	685,200	135,339	(779,437)	466,314	262,086	551,819	114,863	(651,179)	277,589
Provision for income taxes	(132,777)	(33,126)	(7,648)	—	(173,551)	(91,493)	(2,713)	(12,790)	—	(106,996)
Income before extraordinary item	292,435	652,074	127,691	(779,437)	292,763	170,593	549,106	102,073	(651,179)	170,593
Extraordinary item	—	—	(328)	—	(328)	(778)	—	—	—	(778)
Net income	$ 292,435	$ 652,074	$ 127,363	$ (779,437)	$ 292,435	$ 169,815	$ 549,106	$ 102,073	$ (651,179)	$ 169,815
Statement of Cash Flows										
Net cash provided by (used in) operating activities	$ 1,206,670	$ (530,952)	$ 151,443	$ 797	$ 827,958	$ (310,773)	$ 979,451	$ 123,180	$ 4,025	$ 795,883
Net cash provided by (used in) investing activities	(3,588)	(339,380)	(27,179)	(1,063)	(371,210)	(80)	(314,219)	(37,783)	(123)	(352,205)
Net cash provided by (used in) financing activities	(1,212,536)	896,900	(139,114)	265	(454,485)	324,830	(712,425)	(71,178)	(3,902)	(462,675)

For the Year ended December 31, 2000 (In thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Statement of Operations					
Net revenues	$ —	$ 2,647,359	$ 436,061	$ —	$ 3,083,420
Equity in subsidiaries earnings	525,352	89,832	—	(615,184)	—
Expenses:					
Casino and hotel operations	—	1,423,911	200,792	—	1,624,703
Provision for doubtful accounts	—	40,499	1,517	—	42,016
General and administrative	—	385,240	56,471	—	441,711
Corporate expense	26,272	8,521	—	—	34,793
Preopening and start-up expenses	—	3,258	2,366	—	5,624
Restructuring costs	159	21,515	1,845	—	23,519
Write-downs and impairments	26,444	72,058	3,723	—	102,225
Depreciation and amortization	1,046	256,329	36,164	(358)	293,181
	53,921	2,211,331	302,878	(358)	2,567,772
Income from unconsolidated affiliate	—	22,068	—	—	22,068
Operating income	471,431	547,928	133,183	(614,826)	537,716
Interest expense, net	(200,286)	(33,800)	(27,849)	—	(261,935)
Other, net	287	(1,028)	—	—	(741)
Income before income taxes and extraordinary item	271,432	513,100	105,334	(614,826)	275,040
Provision for income taxes	(105,272)	(139)	(3,469)	—	(108,880)
Income before extraordinary item	166,160	512,961	101,865	(614,826)	166,160
Extraordinary item	(5,416)	—	—	—	(5,416)
Net income	$ 160,744	$ 512,961	$ 101,865	$ (614,826)	$ 160,744
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (113,167)	$ 661,274	$ 137,954	$ 114,924	$ 800,985
Net cash provided by (used in) investing activities	(5,004,606)	(403,987)	(25,803)	(98,776)	(5,533,172)
Net cash provided by (used in) financing activities	5,119,206	(155,178)	(109,247)	(16,148)	4,838,633

NOTE 18 — SELECTED QUARTERLY FINANCIAL RESULTS (UNAUDITED)

	Quarter				
(In thousands, except per share amounts)	First	Second	Third	Fourth	Total
2002					
Net revenues	**$ 1,011,915**	**$ 1,032,073**	**$ 1,004,588**	**$ 982,719**	**$ 4,031,295**
Operating income	**207,866**	**233,531**	**181,345**	**144,019**	**766,761**
Income before extraordinary item	**81,956**	**101,875**	**69,888**	**39,044**	**292,763**
Net income	**81,956**	**101,875**	**69,560**	**39,044**	**292,435**
Basic income per share:					
Income before extraordinary item	**$ 0.52**	**$ 0.64**	**$ 0.44**	**$ 0.25**	**$ 1.85**
Net income	**0.52**	**0.64**	**0.44**	**0.25**	**1.85**
Diluted income per share:					
Income before extraordinary item	**$ 0.51**	**$ 0.63**	**$ 0.43**	**$ 0.25**	**$ 1.83**
Net income	**0.51**	**0.63**	**0.43**	**0.25**	**1.83**
2001					
Net revenues	$ 1,057,221	$ 1,041,867	$ 983,980	$ 889,734	$ 3,972,802
Operating income	235,968	215,953	61,025	114,956	627,902
Income (loss) before extraordinary item	84,672	76,586	(14,353)	23,688	170,593
Net income (loss)	83,894	76,586	(14,353)	23,688	169,815
Basic income (loss) per share:					
Income (loss) before extraordinary item	$ 0.54	$ 0.48	$ (0.09)	$ 0.15	$ 1.07
Net income (loss)	0.53	0.48	(0.09)	0.15	1.07
Diluted income (loss) per share:					
Income (loss) before extraordinary item	$ 0.53	$ 0.47	$ (0.09)	$ 0.15	$ 1.06
Net income (loss)	0.52	0.47	(0.09)	0.15	1.06

Because income (loss) per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the year.

NOTE 19 — SUBSEQUENT EVENTS

Stock Repurchase Program. In January 2003, the Company repurchased the remaining 1.4 million shares available under its existing 10 million-share authorization. In February 2003, the Board of Directors approved a new 10 million-share repurchase program.

Stock Option Grants. In January and February 2003, the Compensation and Stock Option Committee of the Board of Directors granted 8 million options to Company employees. As shown in Note 12, only 2.5 million options were available for grant under existing option plans as of December 31, 2002. The Company intends to solicit shareholder approval of an amendment to the current stock option plan, to increase the authorized number of options by 8 million, at the 2003 Annual Meeting of Stockholders. The Company's majority shareholder has indicated its intent to vote its shares in favor of the increased authorization. As a result, the Company will not incur compensation expense in connection with such grants.

Cash Transaction Reporting Violations. In February 2003, management became aware of and self-reported certain violations regarding the reporting of certain cash transactions. Management and the Nevada State Gaming Control Board are investigating the violations, and the Company is unable to determine the amount of fine, if any, or extent of sanction, if any, that will be levied by the Nevada State Gaming Control Board or the Federal government.

INVESTOR INFORMATION

The following table represents the high and low trading prices of the Company's common stock:

For the years ended December 31,	2002		2001	
	High	Low	High	Low
First Quarter	$ 37.20	$ 28.00	$ 32.20	$ 22.50
Second Quarter	42.00	32.55	32.73	23.95
Third Quarter	37.85	27.80	32.85	16.19
Fourth Quarter	38.80	29.85	29.36	21.10

The Company's common stock is listed on the New York Stock Exchange. The symbol is MGG.

Forward-Looking Statements

This Annual Report contains some forward-looking statements which are subject to change. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could affect our future results is included under the caption "Factors that May Affect Our Future Results" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2002. This statement is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Transfer Agent and Registrar For Common Stock

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
1-800-356-2017

Independent Public Accountants

Deloitte & Touche LLP
3773 Howard Hughes Parkway
Suite 490, North Tower
Las Vegas, NV 89109

Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Mr. Bryan L. Wright
Vice President, Assistant General Counsel and Assistant Secretary
MGM MIRAGE
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

D RECTORS

. Terrence Lanni
Director/Officer
Chairman & Chief Executive Officer

ohn T. Redmond
Director/Officer
President & Chief Executive Officer,
MGM Grand Resorts, LLC

obert H. Baldwin
irector/Officer
resident & Chief Executive Officer,
irage Resorts, Inc.

ames J. Murren
irector/Officer
resident, Chief Financial Officer
Treasurer

ary N. Jacobs
irector/Officer
xecutive Vice President, General
ounsel & Secretary

James D. Aljian
Director
Executive, Tracinda Corporation

Fred Benninger
Director

Terry N. Christensen
Director
Partner, Christensen, Miller, Fink,
Jacobs, Glaser, Weil & Shapiro, LLP

Willie D. Davis
Director
President & Director,
All-Pro Broadcasting, Inc.

Alexander M. Haig, Jr.
Director
Chairman, Worldwide
Associates, Inc.

Alexis M. Herman
Director
President, Alexis M. Herman, LLC

Roland Hernandez
Director
President, Hernandez Media
Ventures

Kirk Kerkorian
Director
President & Chief Executive Officer,
Tracinda Corporation

George J. Mason
Director
Senior Managing Director,
Bear Stearns & Co., Inc.

Ronald M. Popeil
Director
Chief Executive Officer, RONCO, Inc.

Daniel M. Wade
Director

Daniel B. Wayson
Director
Principal, Wayson Properties, Inc.

Melvin B. Wolzinger
Director
General Partner, W.W. Investment Co.

Alex Yemenidjian
Director
Chairman & Chief Executive Officer,
Metro Goldwyn Mayer Inc.

OFFICERS

illiam J. Hornbuckle
fficer
esident,
GM MIRAGE Online

lan Feldman
fficer
enior Vice President – Public
fairs

hyllis A. James
ficer
enior Vice President & Senior
ounsel

ynthia Kiser Murphy
ficer
nior Vice President – Human
esources

Glenn D. Bonner
Officer
Vice President – Chief
Information Officer

Daniel J. D'Arrigo
Officer
Vice President – Finance

Kyle Edwards
Officer
Vice President – Security

James H. Fox
Officer
Vice President – Internal Audit

Anthony Gladney
Officer
Vice President – National Diversity
Relations

Richard Jones
Officer
Vice President – Purchasing

Shelley A. Mansholt
Officer
Vice President – Corporate
Communications

Punam Mathur
Officer
Vice President – Corporate
Diversity & Community Affairs

Jennifer D. Michaels
Officer
Vice President – Public Relations

Shawn T. Sani
Officer
Vice President – Tax

Robert C. Selwood
Officer
Vice President – Accounting

Bryan L. Wright
Officer
Vice President, Assistant General
Counsel & Assistant Secretary

CORPORATE DIRECTORY

MGM MIRAGE
3600 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-693-7120
www.mgmmirage.com

Bellagio
3600 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-693-7111
Reservations
1-702-693-7444
1-888-987-6667
www.bellagiolasvegas.com

MGM Grand Las Vegas
3799 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-891-1111
Reservations
1-702-891-7777
1-877-880-0880
www.mgmgrand.com

The Mirage
3400 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-791-7111
Reservations
1-702-791-7444
1-800-627-6667
www.mirage.com

Treasure Island
3300 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-894-7111
Reservatons
1-702-894-7444
1-800-944-7444
www.treasureisland.com

New York-New York
Hotel & Casino
3790 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-740-6969
Reservations
1-702-740-6900
1-888-693-6763
www.nynyhotelcasino.com

Primm Valley Resorts
PO Box 95997
Las Vegas, NV 89183
1-702-382-1212
Reservations
1-702-679-5426
1-800-386-7867
www.primadonna.com

The Golden Nugget
129 E. Fremont Street
Las Vegas, NV 89101
1-702-385-7111
Reservations
1-702-386-8121
1-800-634-3454
www.goldennugget.com

The Golden Nugget-Laughlin
2300 South Casino Drive
Laughlin, NV 89029
1-702-298-7111
Reservations
1-702-298-7222
1-800-950-7700
www.gnlaughlin.com

The Boardwalk
Hotel & Casino
3750 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-735-2400
Reservations
1-702-730-3100
1-800-635-4581
www.boardwalklv.com

MGM Grand Detroit
1300 John C. Lodge
Detroit, MI 48226
1-313-393-7777
www.detroit.mgmgrand.com

Beau Rivage
875 Beach Blvd
Biloxi, MS 39530
1-228-386-7111
1-888-750-7111
Reservations
1-228-386-7444
1-888-567-6667
www.beaurivage.com

MGM Grand Australia
Gilruth Avenue
Mindil Beach
Darwin Northern Territory
0801 Australia
International Number
011-61-8-89438888
www.mgmgrand.com.au

Monte Carlo
3770 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-730-7777
Reservations
1-702-730-7000
1-888-529-4828
www.monte-carlo.com

Borgata Hotel
Casino & Spa
One Borgata Way
Atlantic City, NJ 08401
1-609-677-1000
1-800-845-0711
www.theborgata.com
Opening Summer 2003


MGM MIRAGE
ANNUAL REPORT
POWER HOUSE